

82-5046


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH. D.C.
202
SECTION

Editora Saraiva

January, 2005.

Securities and Exchange Commission
Office of International Corporate Fi[illegible]
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

05005681

SUPPL

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

João Luís Ramos Hopp
Chief Financial Officer

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3000 Fax (11) 3611 3308 São Paulo SP Brasil



Enclosures

List of Information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock *Exchange (Bolsa de Valores de São Paulo)* and which was made public thereby or (c) distributed to its security holders, in each case since December, 2003.

	Schedule 1
1	IAN – Annual Information, filed with CVM (Brazilian Securities and Exchange Commission) in December 31, 2003. (English translation attached hereto as Exhibit 01)
2	FORMATO EDITORIAL LTDA. – EVALUATION REPORT on January 19, 2004. (English translation attached hereto as Exhibit 02)
3	MERGER PROTOCOL on January 19, 2004. (English translation attached hereto as Exhibit 03)
4	JUSTIFICATION OF THE OPERATION OF MERGER OF FORMATO EDITORIAL LTDA. INTO SARAIVA S/A LIVREIROS EDITORES on January 19, 2004. (English translation attached hereto as Exhibit 04)
5	GENERAL SPECIAL MEETING – NOTICE OF CALL on February 3, 2004. (English translation attached hereto as Exhibit 05)
6	MINUTES FROM THE SPECIAL MEETING HELD ON FEBRUARY 3, 2004. (English translation attached hereto as Exhibit 06)
7	RELEVANT EVENT on February 3, 2004. (English translation attached hereto as Exhibit 07)
8	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in March 31, 2004. (English translation attached hereto as Exhibit 08)
9	CALL NOTICE on April 29, 2004. (English translation attached hereto as Exhibit 09)
10	NOTICE TO SHAREHOLDERS – PAYMENT OF INTERES UPON OWN CAPITAL on April 29, 2004. (English translation attached hereto as Exhibit 10)
11	MINUTES FROM THE NORMAL AND SPECIAL GENERAL MEETINGS HELD ON APRIL 29, 2004. (English translation attached hereto as Exhibit 11)
12	MINUTES OF THE BOARD OF DIRECTORS MEETING DATED APRIL 30, 2004. (English translation attached hereto as Exhibit 12)
13	NOTICE TO SHAREHOLDERS on May 15, 2004. (English translation attached hereto as Exhibit 13)
14	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in June 30, 2004. (English translation attached hereto as Exhibit 14)
15	PRESS RELEASE 1ST HALF OF 2004. (English translation attached hereto as Exhibit 15)
16	ITR – Quarterly Information, filed with CVM (Brazilian Securities and Exchange Commission) in September 30, 2004. (English translation attached hereto as Exhibit 16)

Av Marquês de São Vicente 1697 Cep 01139 904 Tel (11) 3613 3000 Fax (11) 3611 3308 São Paulo SP Brasil


Editora
Saraiva


SEC MAIL RECEIVED PROCESSING
FEB 0 1 2005
WASH. D.C. 202 SECTION

January, 2005.

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Saraiva S.A. Livreiros Editores (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since December 29, 1999 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3613 3302.

Sincerely,

João Luís Ramos Hopp
Chief Financial Officer

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - TRADE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

OTHER LOCATIONS FOR ATTENDING SHAREHOLDERS

35-ITEM	36-CITY	37–STATE	38–AREA CODE	39-TELEPHONE	40-TELEPHONE
01	Belo Horizonte	MG	31	3249-3534	-
02	Brasília	DF	61	322-2075	-
03	Curitiba	PR	41	320-4128	-
04	Porto Alegre	RS	51	3210-9150	-

01.04 – DIRECTOR OF MARKET RELATIONS (Company Mailing Address)

1- NAME				
João Luís Ramos Hopp				
2 - FULL ADDRESS			3 - LOCALITY OR DISTRICT	
Rua Dr.Edgar Theotônio Santana, 206			Barra Funda	
4 - "CEP" [ZIP CODE]		5 - CITY	6 – "UF" [STATE]	
01140-030		São Paulo	SP [São Paulo]	
7 – AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3613-3263	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	3619-3062	-	-	
16 - E-MAIL				
jlhopp@editorasaraiva.com.br				
17 – BRAZILIAN DIRECTOR	18 – "CPF"	18 – PASSPORT		
YES	082.070.288-90	CF832970		

01.05 – REFERENCE/AUDITOR

1-BEGINNING DATE OF PREVIOUS FISCAL YEAR	2-END OF LATEST FISCAL YEAR
01/01/2003	12/31/2003
3-BEGINNING DATE OF CURRENT FISCAL YEAR	4-END OF CURRENT FISCAL YEAR
01/01/2004	12/31/2003
5-AUDITOR'S NAME / COMPANY NAME	6-"CVM" CODE
KPMG PEAT MARWICK	00418-9
7-NAME OF ACCOUNTANT IN CHARGE	8-"CPF" OF ACCOUNTANT IN CHARGE
Adelino Dias Pinho	223.164.858-04

01.06 – COMPANY'S CHARACTERISTICS

1 – STOCK MARKETS OF LISTING

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOVESPA		

2 – BUSINESS MARKET
Stock Market

3 – TYPE OF STATUS
Operational

4 – ACTIVITY CODE
110 – Print Shops, Publishing Houses

5 – MAIN ACTIVITY
PUBLISHING

01.01 - IDENTIFICATION

1 - "CVM" CODE	2 - TRADE NAME	3 - "CNPJ"
01047-2	SARAIVA S/A LIVREIROS EDITORES	60.500.139/0001-26

01.07 – EQUITY CONTROL / SECURITIES

1 – NATURE OF EQUITY CONTROL
Domestic Private

2 – SECURITIES ISSUED BY THE COMPANY

X	Shares		Certif. of Real Estate Receivables ("CRI")
	Debentures Convertible to Shares		Promissory Notes ("NP")
	Redeemable Shares		"BDR"
	Beneficiary Parties		Other
	Simple Debentures		Description
	Subscription Bonus		
	Certif. of Collective Investment ("CIC")		

01.08 – PUBLICATION OF DOCUMENTS

1-NOTICE TO STOCKHOLDERS ON FINANCIAL STATEMENT AVAILABILITY	2- ANNUAL GENERAL MEETING MINUTES THAT APPROVED FINANCIAL STATEMENTS 05/15/2004
3-ANNUAL GENERAL MEETING SUMMON FOR APPROVING FINANCIAL STATEMENTS 04/16/2004	4-PUBLICATION OF FINANCIAL STATEMENTS 03/18/2004

01.09 – NEWSPAPERS USED TO DISCLOSE COMPANY'S INFORMATION

1-ITEM	2 – NAME OF NEWSPAPER	3 - STATE
01	Diário Oficial do Estado de SP	SP
02	Gazeta Mercantil – SP Region	SP

01.10 – DIRECTOR OF MARKET RELATIONS

1 - DATE	2 - SIGNATURE
05/28/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 - CURRENT QUARTER 06/30/ 2004	2 - PRIOR QUARTER 03/31/2004	3 - SAME QUARTER IN PRIOR YEAR 06/30/2003
Paid-up Capital			
1 -Common	9,622	9,622	9,622
2 - Preferred	13,647	13,647	13,647
3 - Total	23,269	23,269	23,269
Treasury Shares			
4 - Common	0	0	0
5 - Preferred	333	333	333
6 - Total	333	333	333

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other Company
2 - SITUATION
Operational
3 - NATURE OF OWNERSHIP
National Private
4 - ACTIVITY CODE
110 - Graphics, Editors
5 - MAIN ACTIVITY
Publishing and printing books
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 -DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - Item	2 - Event	3 - Approval	4 - Income	6 - Beginning of the payment	6 - Share type	7 - Income per share
01	AGO/E	04/29/2004	Interest on capital	05/31/2004	ON	0.4540385700
02	AGO/E	04/29/2004	Interest on capital	05/31/2004	PN	0.4540385700

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A LIVREIROS EDITORES**	**60.500.139/0001-26**

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2-DATE OF ALTERATION	3 - CAPITAL (In thousands of reais)	4 - AMOUNT OF THE ALTERATION (In thousands of reais)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUE (Thousands)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	04/29/2004	41,977	2,256	Profit Reserve	0	0.0000000000

01.10 - INVESTORS RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
08/12/2004	

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
1	Total assets	172,664	193,993
1.01	Current assets	92,550	109,234
1.01.01	Cash and cash equivalents	325	4,032
1.01.01.01	Cash and banks	325	2,330
1.01.01.02	Financial applications	0	1,702
1.01.02	Credits	22,899	49,136
1.01.02.01	Clients	20,746	47,270
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Taxes recoverable	1,669	1,537
1.01.02.05	Others	484	329
1.01.03	Inventory	62,625	55,997
1.01.03.01	Finished products	29,172	34,511
1.01.03.02	Merchandise for resale	3	3
1.01.03.03	Products in production	13,814	12,767
1.01.03.04	Raw materials	19,164	8,267
1.01.03.05	Packaging and consumable materials	472	449
1.01.04	Others	6,701	69
1.01.04.01	Deferred expenses	6,701	69
1.02	Long-term assets	1,533	1,515
1.02	Miscellaneous credits	0	0
1.02.02	Credits with Associates	278	311
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	278	311
1.02.02.03	With other associates	0	0
1.02.03	Others	1,255	1,204
1.02.03.01	Deposits for tax incentives	0	0
1.02.03.02	Judicial deposits	205	173
1.02.03.03	Deferred income tax and social contr.	470	451
1.02.03.04	Dep. linked account - company acquisition	533	533
1.02.03.05	Others	47	47
1.03	Permanent assets	78,581	83,244
1.03.01	Investments	47,640	50,507
1.03.01.01	Interest in affiliates	0	0
1.03.01.02	Interest in subsidiaries	47,232	50,099
1.03.01.02.01	Livraria e Papelaria Saraiva S.A	47,232	50,099
1.03.01.02.02	Formato Editorial Ltda.	0	0
1.03.01.03	Other investments	408	408
1.03.01.03.01	Tax incentives	352	352
1.03.01.03.02	Others	56	56
1.03.02	Permanent investments	26,813	28,013
1.03.02.01	Land	2,029	2,029
1.03.02.02	Buildings and constructions	5,301	5,374
1.03.02.03	Furniture, fixtures and installations	4,346	4,345
1.03.02.04	Vehicles	868	1,114
1.03.02.05	Machinery and equipment	3,922	4,186

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
1.03.02.06	Software and computer equipment	9,747	10,365
1.03.02.07	Other permanent investments	600	600
1.03.03	Deferred	4,128	4,724
1.03.03.01	Unamortized goodwill	2,786	3,289
1.03.03.02	Others	1,342	1,435

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

02.02 - BALANCE SHEET - LIABILITIES (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
2	Total liabilities	172,664	193,993
2.01	Current liabilities	55,033	58,824
2.01.01	Loans and financing	24,236	7,896
2.01.02	Debentures	0	0
2.01.03	Suppliers	19,890	12,296
2.01.04	Taxes, fees and contributions	1,348	2,838
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social burdens	1,348	2,838
2.01.05	Payable dividends	0	0
2.01.06	Provisions	7,558	15,186
2.01.06.01	Provision for vacation and burdens	2,644	3,191
2.01.06.02	Income tax provision	2,801	7,784
2.01.06.03	Social contribution provision	427	2,434
2.01.06.04	Management interest	1,275	950
2.01.06.05	Provision for holiday bonus and burdens	411	827
2.01.07	Debts with associates	0	0
2.01.08	Others	2,001	20,608
2.01.08.01	Accounts and expenses payable	429	436
2.01.08.02	Royalties payable	1,313	7,879
2.01.08.03	Equity capital interest	17	10,414
2.01.08.04	Management interest payable	0	1,659
2.01.08.05	Losses in derivatives transactions	242	220
2.01.08.06	Acquisition of subsidiary	0	0
2.02	Long-term liabilities	11,119	14,216
2.02.01	Loans and financing	8,150	11,280
2.02.02	Debentures	0	0
2.02.03	Provisions	2,436	2,403
2.02.03.01	Contributions and taxes	2,436	2,403
2.02.04	Debts with associates	0	0
2.02.04.01	Subsidiary	0	0
2.02.05	Others	533	533
2.03	Deferred income	0	0
2.05	Shareholders' equity	106,512	120,953
2.05.01	Paid-in capital	41,977	39,721
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Tax incentive reserve	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Revenue reserves	37,871	40,127
2.05.04.01	Legal reserve	6,980	6,980

01.01 - IDENTIFICATION

1 –CVM CODE	2 – COMPANY	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A LIVREIROS EDITORES**	**60.500.139/0001-26**

Code	Description	06/30/2004	03/31/2004
2.05.04.02	Statutory reserve	0	0
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Unrealized revenue reserve	0	0
2.05.04.05	Retention of earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	30,891	33,147
2.05.04.07.01	Reserve for capital increase	33,761	36,017
2.05.04.07.02	Treasury stock	(2,870)	(2,870)
2.05.05	Retained earnings/losses	12,717	27,158

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A LIVREIROS EDITORES**	**60.500.139/0001-26**

03.01 - STATEMENT OF OPERATIONS (In thousands of Brazilian reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.01	Gross revenue from sales and/or services	16,820	132,528	20,403	112,367
3.02	Deductions from gross revenue	(1,555)	(9,883)	(953)	(5,229)
3.03	Net revenue from sales and/or services	15,265	122,645	19,450	107,138
3.04	Cost of goods and/or services sold	(4,058)	(35,342)	(4,307)	(25,037)
3.05	Gross income	11,207	87,303	15,143	82,101
3.06	Operating expense/revenue	(31,036)	(66,987)	(26,981)	(57,154)
3.06.01	Selling expenses	(12,828)	(35,688)	(13,213)	(33,276)
3.06.02	General and administrative expenses	(11,731)	(21,405)	(10,563)	(18,855)
3.06.02.01	Management fees	(987)	(1,937)	(662)	(1,323)
3.06.02.02	Others	(10,744)	(19,468)	(9,901)	(17,532)
3.06.03	Financial	(1,529)	(3,682)	1,253	411
3.06.03.01	Financial revenue	519	916	534	718
3.06.03.02	Financial expenses	(2,048)	(4,598)	719	(307)
3.06.04	Other operating revenue	60	103	84	268
3.06.05	Other operating expenses	(2,140)	(4,114)	(1,905)	(3,736)
3.06.05.01	Depreciation and amortization	(2,112)	(4,057)	(1,879)	(3,646)
3.06.05.02	Others	(28)	(57)	(26)	(90)
3.06.06	Equity in subsidiary's income	(2,868)	(2,201)	(2,637)	(1,966)
3.07	Operating income	(19,829)	20,136	(11,838)	24,947
3.08	Non-operating income	(106)	(98)	63	205
3.08.01	Revenue	0	0	63	205
3.08.02	Expenses	(106)	(98)	0	0
3.09	Earnings before taxes/interest	(19,935)	20,218	(11,775)	25,152
3.10	Provision for income tax and social cont.	5,778	(7,501)	3,086	(9,512)
3.11	Deferred income tax	41	38	115	487

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A LIVREIROS EDITORES**	**60.500.139/0001-26**

03.01 - STATEMENT OF OPERATIONS (In thousands of reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.12	Statutory interest/contributions	(325)	(1,275)	(662)	(1,323)
3.12.01	Interest	(325)	(1,275)	(662)	(1,323)
3.12.01.01	Management interest	(325)	(1,275)	(662)	(1,323)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.15	Profit/loss for the period	(14,441)	11,480	(9,236)	14,804
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	22,936	22,936	22,936	22,936
	EARNINGS PER SHARE		0.50052		0.64545
	LOSS PER SHARE	(0.62962)		(0.40269)	

In thousands of Brazilian reais

1. Operations

Saraiva S.A. Livreiros Editores (the "Company") is engaged in the publication of elementary and high school textbooks, supplementary textbooks, legal textbooks and economics/management textbooks.

The Company experiences seasonality in its business, with 80% of its sales concentrated between the last quarter of the year and the first quarter of the next year. This sales concentration is due to two factors: (a) the back-to-school period in the first quarter; and (b) the sale of elementary textbooks to the government in the fourth and first quarters of the year.

2. Presentation of interim financial statements

The accompanying interim financial statements have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM).

Description of significant accounting practices is as follows:

a) Accounting estimates

Reviewed periodically and reflect management's best judgment as to the adequate amount to be recorded in the financial statements. Actual results may differ from those estimates.

b) Current and noncurrent assets

- **Temporary cash investments**

Stated at cost plus accrual income earned through the balance sheet date, which does not exceed market value.

- **Allowance for doubtful accounts**

Recorded in an amount considered sufficient to cover potential losses on the realization of trade accounts receivable and checks receivable. Uncollectible receivables are charged directly to income.

- **Inventories**

Stated at average acquisition or production cost, which does not exceed market value.

- **Other assets**

Stated at net realizable value.

c) Permanent assets

- **Investments**

Investment in subsidiary is accounted for using the equity method, and other investments are stated at cost less allowance for investment loss.

- **Property, plant and equipment**

Recorded at acquisition or construction cost. Depreciation is computed under the straight-line method based on the useful lives of the assets.

- **Deferred charges**

Stated at cost and refers to unamortized goodwill and preoperating expenses associated with commercial assignment and expenses incurred prior to the start-up of new stores. Preoperating expenses are amortized over five years or over the terms of the lease contracts, beginning upon the start-up of new stores.

The goodwill resulting from the acquisition of investments is based on the projected earnings capacity of the acquired business over the estimated period for return on investment and is amortized using the straight-line method in 60 monthly installments.

d) Current and long-term liabilities

- **Copyrights**

Recognized when sales are made and, in some cases, when publication rights are acquired. In the first case, copyrights are considered selling expenses and, in the second case, production cost.

- **Other**

Stated at known or estimated amounts plus charges, monetary and/or exchange variations incurred through the balance sheet date, if applicable.

e) Provision for taxes

Recognized based on the best estimates of the risk involved.

f) Income and social contribution taxes

Taxes on net income (loss) include current and deferred amounts.

Income tax is calculated at the rate of 15% on taxable income plus a 10% surtax, and social contribution tax is calculated at the rate of 9% on adjusted net income.

Deferred income and social contribution taxes are recorded in noncurrent assets and long-term liabilities, as stated in Note 11, to reflect future tax effects on temporary differences between the reported amounts of assets and liabilities and their tax bases, and tax loss carryforwards.

Deferred tax assets are: (a) based on expected future taxable income at the tax rates in effect at yearend; (b) reviewed and adjusted annually in the event there is any substantial change in expected profits; and (c) recorded in the financial statements according to the terms of CVM Instruction No. 371 of June 27, 2002.

3. Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiary, as follows:

	Ownership - %
	2004
Livraria e Papelaria Saraiva S.A.	99.91

The consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and standards established by the CVM, which comprise:

- Elimination of intercompany balances and transactions.
- Elimination of the Company's investment against subsidiary's shareholders' equity.
- Minority interest in shareholders' equity and net loss of the subsidiary is reported separately in the balance sheets and statements of operations, respectively.

4. Trade accounts receivable

	Company	Consolidated
Trade accounts receivable	17,462	13,142
Credit cards	141	13,128
Checks receivable	4,039	5,244
Allowance for doubtful accounts	(896)	(1,093)
	20,746	30,421

5. Inventories

	Company	Consolidated
Finished products	29,172	29,172
Products for resale	3	41,913
Work in process	13,814	13,814
Raw materials	19,164	19,164
Packing and consumption materials	472	850
	62,625	104,913

6. Investments

	Company	Consolidated
Investment in subsidiary	47,232	-
Other investments	1,810	2,480
Valuation allowance	(1,402)	(1,937)
	47,640	543

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

The investment in subsidiary refers to the equity interest in Livraria e Papelaria Saraiva S.A., as detailed below:

	Livraria e Papelaria Saraiva S.A.
Number of shares - thousands	57,540
Number of shares held - thousands	57,490
Ownership - %	99.91
Capital - R$	51,210
Shareholders' equity - R$	47,274
Investment - R$	47,232
Net loss, calculation basis for equity in subsidiary	(2,202)
Equity in subsidiary	(2,201)

LIVRARIA E PAPELARIA SARAIVA S.A.

BALANCE SHEET AS OF JUNE 30, 2004
(In thousands of Brazilian reais - R$)

ASSETS	101,557	LIABILITIES AND SHAREHOLDERS' EQUITY	101,557
CURRENT ASSETS	**59,802**	**CURRENT LIABILITIES**	**31,124**
Cash and banks	1,727	Loans and financing	3,275
Temporary cash investments	-	Trade accounts payable	21,767
Trade accounts receivable	14,100	Income and social contribution taxes	1,726
Inventories	42,288	Other payables	4,356
Recoverable taxes	1,556		
Other receivables	107		
Prepaid expenses	24		
		LONG-TERM LIABILITIES	**23,159**
		Loans and financing	4,731
NONCURRENT ASSETS	**17,846**	Provision for taxes	17,893
Deferred income and social contribution taxes	9,001	Payables to Parent Company	278
Other receivables	8,845	Other	257
PERMANENT ASSETS	**23,909**	**SHAREHOLDERS' EQUITY**	**47,274**
Investments	135	Capital	51,210
Property, plant and equipment	19,981	Capital reserves	2,190
Deferred charges	3,793	Accumulated deficit	(6,126)

7. Property, plant and equipment

	Annual depreciation rate - %	Company		
		Cost	Depreciation	Net
Buildings	4	8,212	(2,911)	5,301
Machinery and equipment	10	14,892	(10,970)	3,922
Furniture, fixtures and installations	10	21,693	(17,695)	3,998
Vehicles	20	2,375	(1,507)	868
Software and IT equipment	20	23,440	(13,693)	9,747
Land	-	2,029	-	2,029
Property, plant and equipment in progress	-	348	-	348
Other	-	600	-	600
		73,589	(46,776)	26,813

	Annual depreciation rate - %	Consolidated		
		Cost	Depreciation	Net
Buildings	4	10,108	(3,609)	6,499
Machinery and equipment	10	15,203	(11,193)	4,010
Furniture, fixtures and installations	10	67,007	(49,631)	17,376
Vehicles	20	2,532	(1,587)	945
Software and IT equipment	20	37,933	(23,722)	14,211
Land	-	2,032	-	2,032
Property, plant and equipment in progress	-	486	-	486
Other	-	1,235	-	1,235
		136,536	(89,742)	46,794

8. Deferred charges

	Company	Consolidated
Preoperating expenses and other deferred charges	2,691	25,404
Goodwill	10,066	10,066
Accumulated amortization	(8,629)	(27,549)
	4,128	7,921

On February 3, 2004, the Company transferred to deferred charges the amount of R$2,135 of goodwill from the acquisition of the subsidiary Formato Editorial Ltda. on August 26, 2003. This goodwill is being amortized under the straight-line method in 60 monthly installments beginning March 2004.

9. Loans and financing

	Company	Consolidated
Current:		
Loans:		
Bank overdraft facilities	1,423	1,423
Resolution No. 2,770	14,633	14,633
	16,056	16,056
Financing:		
In local currency-		
BNDES - FINEM	980	4,255
In foreign currency-		
International Finance Corporation - IFC	7,200	7,200
	8,180	11,455
	24,236	27,511
Long term:		
Financing:		
In local currency-		
BNDES - FINEM	979	5,711
In foreign currency-		
International Finance Corporation - IFC	7,171	7,171
	8,150	12,882

BACEN - Central Bank of Brazil

BNDES - National Economic and Social Development Bank

FINEM - Business Financing

Loans represented by bank overdraft facilities are subject to financial charges based on the variation of CDI (interbank deposit rate).

Loans obtained under BACEN Resolution No. 2,770 refer to foreign onlendings. The principal of these loans is subject to U.S. dollar variation and interest of 2.8% to 8.13% per year. The loans are tied to interest rate swap transactions equivalent to variation of CDI (Note 14) and are collateralized by promissory notes.

Financing from the BNDES - FINEM is collateralized by mortgage and bears interest of 3.5% per year plus TJLP (long-term interest rate). Financing obtained by the subsidiary Livraria e Papelaria Saraiva S.A. from the BNDES - FINEM is 100% guaranteed by the Company and bears interest of 3% to 3.5%, plus TJLP. With respect to the financing obtained by the Company, pursuant to the contract amendment made on July 29, 2002, the use and grace periods of the remaining subcredits were extended, and additional covenants were included, such as the Company may not reduce capital; may not participate in merger, spin-off or consolidation processes; and may not encumber or sell its permanent assets without prior authorization of the BNDES. Financing from the IFC is subject to U.S. dollar variation and interest of 3% per year above LIBOR. The agreement is not secured by any collateral and, until the financing is fully repaid, the Company must maintain the current ownership interest in Livraria e Papelaria Saraiva S.A. and the controlling shareholders must together hold at least 50% of the Company's common shares with voting rights. The agreement also requires compliance with performance indicators related to: (a) current ratio; (b) indebtedness ratio; and (c) interest coverage ratio. In the period, the Company complied with the performance indicators established in the agreement.

Financing from the BNDES - FINEM has used for the acquisition and implementation an integrated business management system (ERP) and to build a distribution center. Financing obtained by the Company from the IFC and financing obtained by the subsidiary from the BNDES - FINEM was used for investment in megastores and modernization of the subsidiary's conventional stores.

10. Related-party transactions

Transactions with related parties include purchase and sale operations and loan agreements with Livraria e Papelaria Saraiva S.A., and were made under usual market conditions.

	Livraria e Papelaria Saraiva S.A.
Current assets:	
Accounts receivable	4,428
Loans	278
Current liabilities-	
Accounts payable	53
Sales of products	5,783
Purchases of products	7

11. Deferred income and social contribution taxes

Deferred Income and Social Contribution Taxes have the following origin:

	Company	Consolidated
Noncurrent assets:		
Tax loss carryforwards	-	4,250
Lawsuits - PIS/COFINS/"Plano Real"	470	5,221
	470	9,471
Long-term liabilities - under the caption "Taxes payable"-		
Deferral of accelerated depreciation incentive	143	143
Unamortized goodwill - article 7 of Law No. 9,532/97	165	165
	308	308

The reconciliation of the expense calculated by applying the combined tax rate and the tax expense charged to income is as follows:

	Company	Consolidated
Income before taxes on income	20,218	19,128
Combined tax rate - %	34.00	34.00
Taxes computed at the combined tax rate	(6,875)	(6,504)
Permanent additions:		
Equity in loss of subsidiary	(748)	-
Nondeductible income (expenses)	(85)	(116)
Permanent exclusions-		
Other	115	115
Other Items	130	130
	(7,463)	(6,375)
Income and social contribution taxes:		
Current	(7,501)	(7,501)
Deferred	38	1,126
	(7,463)	(6,375)
Effective tax rate - %	36.90	33.30

CVM Instruction No. 371 of June 27, 2002

The Company and its subsidiary Livraria e Papelaria Saraiva S.A., based on: (a) the expectation of future taxable income and positive cash flows discounted to present value; and (b) actions being taken by the subsidiary's management to turn around the scenario of the losses incurred in the last three years, and therefore pursuant to CVM Instruction No. 371/02, maintained in their financial statements the deferred tax asset calculated on the long-term liability represented by lawsuits challenging Federal taxes and, in the subsidiary's case, also on tax loss carryforwards.

Management considers the carrying amount of the Company's deferred tax assets for temporary differences realizable in proportion to the final resolution of lawsuits.

The subsidiary's deferred tax asset is expected to be realized within four years from the current year, as follows:

Balance sheets as of	Realization of deferred tax asset	Deferred tax asset
June 30, 2004	-	9,001
December 31, 2004 (six months)	1,996	7,005
December 31, 2005	2,788	4,217
December 31, 2006	1,375	2,842
December 31, 2007	1,791	1,051
December 31, 2008	1,051	-

12. Provision for taxes

The Company and its subsidiary Livraria e Papelaria Saraiva S.A. are challenging in court the legality of Federal taxes, such as PIS and COFINS (taxes on revenue), IR (income tax) and CSLL (social contribution tax).

The residual contingent liability, included under the caption "Provision for taxes", is composed of:

	Company	Consolidated
PIS/COFINS - expansion of tax basis and rate increase	166	8,987
IR/CSLL - "Plano Real" (economic plan) - Law No. 8,880/94	1,962	11,034
Total	2,128	20,021

13. Shareholders' equity

A capital increase to R$41,977 was approved at the Annual Extraordinary Shareholders' Meeting on April 29, 2004, through the absorption of the profit reserve in the amount of R$2,256, without any change in the number of shares.

Fully paid-up capital as of June 30, 2004 is R$41,977, represented by 23,269,203 shares, of which 9,622,313 are common and 13,646,890 are preferred without par value. The Company is authorized to increase its capital by up to 10,000,000 shares through the issuance of new shares for subscription, regardless of amendment to bylaw.

Preferred shares cannot exceed 2/3 of total shares issued; are nonvoting, except in the circumstances specified by law or bylaws; are nonconvertible into common shares; and entitle their holders to: (a) special treatment in the event of sale of control of the Company, according to the terms of the bylaws; (b) dividends equal to those paid on common shares; and (c) share in the distribution of bonus shares resulting from capitalization of reserves, retained earnings and any other funds, under the same conditions as the holders of common shares.

Any change in preference, rights and advantages of preferred shares is subject to prior approval, or ratification for a nonextendible term of one year, of the holders of more than a half of these shares at a special meeting.

All shares are entitled to a minimum dividend of 25% of adjusted net income for each year.

The remaining balance of retained earnings is prior to the effective date of Law No. 6,404/76.

Treasury shares - CVM Instructions No. 10/80 and No. 298/97 (included under the caption "Profit reserves")

According to bylaws, the Company is authorized to acquire 500,000 of its own preferred shares to be held in treasury.

In the period there was no share purchase transaction. Treasury shares as of June 30, 2004 total 332,500 with market value of R$3,259,000 (R$9.80 per share as of June 30, 2004).

14. Financial instruments

Derivatives

The Company enters into operations recorded in balance sheet accounts in order to meet its operating needs and hedge against risks of foreign currency and interest rate changes. The operations are conducted with sound financial institutions and managed by the finance area by setting position and exposure limits and monitoring the risks involved.

Derivatives operations conducted by the Company in the period were as follows:

a) Foreign exchange hedge contract - noncash swap to hedge the amortization installments of financing with the International Finance Corporation - IFC. The operations were contracted in September 2003 and January 2004, maturing in June 2004 and December 2004, respectively. The involved asset was US$2,420 thousand, and the net gain recorded in financial income was R$267.

b) Interest rate swap agreements linked to loans obtained under BACEN Resolution No. 2,770 in 2003 and 2004. Financial expenses recorded in the period were R$486, equivalent to the variation of CDI.

Other financial instruments

In accordance with CVM Resolution No. 235/95, the carrying amounts and fair values of the financial instruments recorded in the consolidated balance sheet as of June 30, 2004 are as follows:

	Consolidated	
	Carrying amount	Market value
Cash and banks	2,051	2,051
Recoverable taxes	3,225	3,225
Deferred income and social contribution taxes - noncurrent assets	9,471	8,083
Investments stated at cost, without stock exchange quotation	543	543
Loans and financing - local currency	11,389	11,389
Loans and financing - foreign currency	29,004	29,004
Deferred income and social contribution taxes - liabilities	308	308

Criteria, assumptions and limitations used in calculating fair values

a) *Deferred income and social contribution taxes*

The fair value of deferred income and social contribution taxes was based on their present value determined by future cash flows and using the TJLP.

b) *Loans and financing*

The carrying amounts of loans and financing correspond substantially to financing from the BNDES and IFC. The fair value of this financing is equal to the carrying amounts, since there are no similar instruments in the domestic market with comparable maturity and interest rates.

c) *Limitations*

The fair values were estimated at a specific time, based on relevant market information. Changes in assumptions can significantly affect those estimates.

15. Financial expenses

Financial expenses are comprised of:

	Company	Consolidated
Financial expenses - operations under BACEN Resolution No. 2,770	486	486
Interest, monetary and exchange variations on loans and financing	1,861	2,375
Other interest and monetary variation	1,319	1,718
CPMF (tax on bank transactions)	645	1,176
Other financial expenses	287	587
	4,598	6,342

16. Insurance

As of June 30, 2004, the Company and its subsidiary had insurance coverage against fire and sundry risks for fixed assets and inventories, in amounts considered sufficient to cover potential losses.

05.01 - COMMENTS FOR THE INTERIM FINANCIAL STATEMENTS

SEE COMMENTS ON CONSOLIDATED PERFORMANCE - 08/ITR

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS and SHAREHOLDERS EQUITY(In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
1	Total assets	222,286	253,738
1.01	Current assets	147,927	177,697
1.01.01	Cash and cash equivalents	2,051	6,794
1.01.01.01	Cash and banks	2,051	5,092
1.01.01.02	Financial applications	0	1,702
1.01.02	Credits	34,237	69,215
1.01.02.01	Clients	30,421	65,306
1.01.02.02	Taxes recoverable	3,225	3,488
1.01.02.04	Others	591	421
1.01.03	Inventory	104,913	101,566
1.01.03.01	Finished products	71,085	79,751
1.01.03.02	Products in production	13,814	12,767
1.01.03.03	Raw materials	19,164	8,267
1.01.03.04	Packaging and consumable materials	850	781
1.01.04	Others	6,726	122
1.01.04.01	Deferred expenses	6,726	122
1.02	Long-term assets	19,101	17,518
1.02.01	Other Credits	0	0
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With other associates	0	0
1.02.03	Others	19,101	17,518
1.02.03.01	Deposits for tax incentives	0	0
1.02.03.02	Judicial deposits	9,048	8,987
1.02.03.03	Deferred income tax and social contr.	9,471	7,949
1.02.03.04	Others	582	582
1.03	Permanent assets	55,258	58,523
1.03.01	Investments	543	543
1.03.01.01	Interest in affiliates	0	0
1.03.01.02	Interest in subsidiaries	0	0
1.03.01.02.01	Livraria e Papelaria Saraiva S.A	0	0
1.03.01.03	Other investments	543	543
1.03.01.03.01	Tax incentives	487	487
1.03.01.03.02	Others	56	56
1.03.02	Permanent investments	46,794	49,139
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and constructions	6,499	6,592
1.03.02.03	Furniture, fixtures and installations	17,862	18,618
1.03.02.04	Vehicles	945	1,199
1.03.02.05	Machinery and equipment	4,010	4,281
1.03.02.06	Software and computer equipment	14,211	15,182

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	**60.500.139/0001-26**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
1.03.02.07	Other permanent investments	1,235	1,235
1.03.03	Deferred	7,921	8,841
1.03.03.01	Unamortized goodwill	2,786	3,289
1.03.03.02	Others	5,135	5,552

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais)

Code	Description	06/30/2004	03/31/2004
2	Total liabilities	222,286	253,738
2.01	Current liabilities	81,732	94,979
2.01.01	Loans and financing	27,511	11,340
2.01.02	Debentures	0	0
2.01.03	Suppliers	37,232	38,090
2.01.04	Taxes, fees and contributions	3,074	4,762
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social burdens	3,074	4,762
2.01.05	Payable dividends	0	0
2.01.06	Provisions	9,638	17,802
2.01.06.01	Provision for vacation and burdens	4,502	5,303
2.01.06.02	Income tax provision	2,801	7,784
2.01.06.03	Social contribution provision	427	2,434
2.01.06.04	Management interest	1,275	1,024
2.01.06.05	Provision for holiday bonus and burdens	633	1,257
2.01.07	Debts with associates	0	0
2.01.08	Others	4,277	22,985
2.01.08.01	Accounts and expenses payable	1,264	1,231
2.01.08.02	Royalties payable	1,313	7,879
2.01.08.03	Equity capital interest	17	10,414
2.01.08.04	Management interest payable	0	0
2.01.08.05	Losses in derivatives transactions	242	220
2.01.08.06	Acquisition of subsidiary	1,441	1,582
2.01.08.07	Management interest	0	1,659
2.02	Long-term liabilities	34,001	37,762
2.02.01	Loans and financing	12,882	16,721
2.02.02	Debentures	0	0
2.02.03	Provisions	20,329	20,133
2.02.03.01	Contributions and taxes	20,329	20,133
2.02.04	Debts with associates	0	0
2.02.05	Others	790	908
2.03	Deferred income	0	0
2.04	Subsidiary	41	41
2.05	Shareholders' equity	106,512	120,953
2.05.01	Paid-in capital	41,977	39,721
2.05.01.01	Updated capital	41,977	39,721
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Tax incentive reserve	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

Code	Description	06/30/2004	03/31/2004
2.05.04	Revenue reserves	37,871	40,127
2.05.04.01	Legal reserve	6,980	6,980
2.05.04.02	Statutory reserve	0	0
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Unrealized revenue reserve	0	0
2.05.04.05	Retention of earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	30,891	33,147
2.05.04.07.01	Reserve for capital increase	33,761	36,017
2.05.04.07.02	Treasury stock	(2,870)	(2,870)
2.05.05	Retained earnings/losses	12,717	27,158

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS AND SHARE HOLDERS EQUITY (In thousands of Brazilian reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.01	Gross revenue from sales and/or services	70,912	255,480	67,523	222,130
3.02	Deductions from gross revenue	(10,370)	(28,521)	(6,037)	(17,083)
3.03	Net revenue from sales and/or services	60,542	226,959	61,486	205,047
3.04	Cost of goods and/or services sold	(32,344)	(99,148)	(30,005)	(84,171)
3.05	Gross income	28,198	127,811	31,481	120,876
3.06	Operating expense/revenue	(49,617)	(108,591)	(44,613)	(96,768)
3.06.01	Selling expenses	(28,650)	(68,529)	(27,830)	(63,559)
3.06.02	General and administrative expenses	(15,053)	(27,690)	(13,835)	(25,408)
3.06.02.01	Management fees	(1,277)	(2,558)	(1,036)	(2,071)
3.06.02.02	Others	(13,776)	(25,132)	(12,799)	(23,337)
3.06.03	Financial	(2,332)	(5,351)	391	(1,446)
3.06.03.01	Financial revenue	566	991	582	817
3.06.03.02	Financial expenses	(2,898)	(6,342)	(191)	(2,263)
3.06.04	Other operating revenue	237	510	223	651
3.06.05	Other operating expenses	(3,819)	(7,531)	(3,562)	(7,006)
3.06.05.01	Depreciation and amortization	(3,669)	(7,212)	(3,525)	(6,892)
3.06.05.02	Others	(150)	(319)	(37)	(114)
3.06.06	Equity in subsidiary's income	0	0	0	0
3.07	Operating income	(21,419)	19,220	(13,132)	24,108
3.08	Non-operating income	(97)	(92)	0	53
3.08.01	Revenue	0	0	(94)	53

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	**60.500.139/0001-26**

07.01 -CONSOLIDATED STATEMENT OF OPERATIONS AND SHAREHOLDERS EQUITY (In thousands of reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.08.02	Expenses	(97)	(92)	0	0
3.09	Earnings before taxes/interest	(21,516)	19,128	(13,226)	24,161
3.10	Provision for income tax and social cont.	5,778	(7,501)	3,302	(9,512)
3.11	Deferred income tax	1,545	1,126	1,273	1,476
3.12	Statutory interest/contributions	(251)	(1,275)	(587)	(1,323)
3.12.01	Interest	(251)	(1,275)	(587)	(1,323)
3.12.01.01	Management interest	(251)	(1,275)	(587)	(1,323)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.14	Minority interest	3	2	2	2
3.15	Profit/loss for the period	(14,441)	11,480	(9,236)	14,804
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	22,936	22,936	22,936	22,936
	EARNINGS PER SHARE		0.50052		0.64545
	LOSS PER SHARE	(0.62962)		(0.40269)	

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
The Company's operational and financial information refers to the first half of 2004, unless otherwise indicated, and is consolidated and expressed in Brazilian reais, in conformity with Brazilian corporate law. All comparisons were made with the first half of 2003, unless otherwise specified. Please note that, due to the strongly seasonal nature of the book publishing industry, an isolated analysis of the second quarter is not representative of full year results.

HIGHLIGHTS

Revenue - Consolidated gross revenue totaled R$255.5 million, representing a growth of 15.0% in relation to the first half of 2003. Net revenue was R$227 million, an increase of 10.7% compared to the same period of 2003. The difference in the growth rate of gross revenue and net revenue is derived from the increase in the COFINS (tax on revenue) rate, beginning February 2004.

EBITDA - Consolidated gross cash generation (EBITDA) was R$31.8 million, down 2.0% from R$32.4 million in the same period last year. The EBITDA margin was affected by a decrease in the Company's gross margin, which resulted from an increased volume of textbooks sold to the government in the period, falling from 15.8% in the first half of 2003 to 14.0% in the first half of 2004.

Financial Income (Expenses) - Consolidated financial income (expenses) in the first half of 2004 decreased by R$3.9 million compared to the first half of 2003, due to the significant currency appreciation that occurred in 2003, which had a positive impact on the result for that period.

Net Income - Consolidated net income was R$11.5 million, representing a decrease of 22.5% in relation to the first half of 2003 primarily due to a decrease in financial income (expenses).

e-Commerce - The e-commerce division continued growing strongly: growing 43.5% in gross revenue, generaling R$0.8 million in EBITDA (negative R$0.2 million in the first half of 2003) and genereling R$0.2 million profit (R$0.4 million loss in the first half of 2003). The e-Commerce division represented 19.1% of total retail operations (Livraria).

EDITORA SARAIVA (SARAIVA S.A. LIVREIROS EDITORES)

Editora Saraiva is the controlling shareholder of Livraria Saraiva, holding 99.91% of the shares, which are two different business activities and corporate names. Please note that the financial and economic data of Editora Saraiva include Formato Editorial (company acquired in August 2003 and merged in February 2004).

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

The table below summarizes the main financial and economic performance data:

Description	1st half of 2004		1st half of 2003		HA (%)
	R$	VA (%)	R$	VA (%)	
Gross revenue	132,528	108.1	112,367	104.9	17.9
Net revenue	122,645	100.0	107,138	100.0	14.5
Gross profit	87,303	71.2	82,101	76.6	6.3
Operating expenses	61,150	49.9	55,777	52.1	9.6
EBITDA	30,256	24.7	30,148	28.1	0.4
Financial income (expenses), net	3,683	3.0	(411)	(0.4)	(996.1)
Net income before equity in subsidiary	13,680	11.2	16,770	15.7	(18.4)
Net income	11,480	9.4	14,804	13.8	(22.5)

VA - vertical analysis
HA - horizontal analysis

Gross Revenue


Gross Revenue (R$ million)
96.3
100.7
99.3
112.4
132.5
1H 00
1H 01
1H 02
1H 03
1H 04

Gross revenue totaled R$132.5 million in the first half of 2004, an increase of 17.9%. The good performance is due to the increase in sales of textbooks to the government under the PNLD (National Textbook Program), as shown below:

PNLD (school year)	Total sales (contract value) - R$ million	Allocation of sales (fiscal year) - R$ million			
		2H02	1H03	2H03	1H04
2003	41.4	36.5	4.9	-	-
2004	85.5	-	-	57.4	28.1

Net revenue increased 14.5%, totaling R$122.6 million. The difference in the growth rate of gross revenue and net revenue is due to the increase in the COFINS rate beginning February 2004. However, it is important to emphasize that, with the reduction of the COFINS and PIS rates to zero for technical and scientific books starting on July 26, 2004, the growth rate of net revenue tends to surpass that of gross revenue.

Gross Profit

Gross profit was R$87.3 million, representing an increase of 6.3% in relation to the first half of 2003. This increase, however, was smaller than that in revenue, due to the following:

- Greater share of sales to the government, which have a margin smaller than that of sales to the private sector.

- Negative impact of the increase in the COFINS rate (net of credits from purchases of production inputs).

The gross margin decreased from 76.6% in the first half of 2003 to 71.2% in the first half of 2004.

Income from Operations

A significant gain was obtained from management of operating expenses. Compared with net sales, operating expenses decreased from 52.1% in the first half of 2003 to 49.9% in the first half of 2004. Considering operating expenses over gross revenue, which eliminates the effect of the increase in the COFINS rate, it is possible to note an even better improvement: 46.1% in the first half of 2004 against 49.6% in the first half of 2003.

Please note that several rationalization actions are being taken under an action plan focused on the Company's cash management, and we expect to continue improving control over operating expenses. The Company has already implemented important personnel restructuring and streamlined hierarchical levels, with estimated annual savings of R$2.4 million.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

Cash Generation

Gross cash generation (EBITDA) remained practically unchanged, increasing from R$30.1 million in the first half of 2003 to R$30.3 million in the first half of 2004, an improvement of 0.4%. The EBITDA margin was affected by a reduction in gross margin, and declined from 28.1% in the first half of 2003 to 24.7% in the first half of 2004.

Financial Income (Expenses)

Whereas the first half of 2004 experienced a currency devaluation of 7.6%, in the same period of 2003 there was a strong currency appreciation of 18.7%. As a result of the impact of these opposite variations on the long-term liability denominated in U.S. dollar, in the first half of 2004 net financial expenses amounted to R$3.7 million, whereas in the first half of 2003 net financial income was R$0.4 million.

Net Income

The increase in net financial expenses had an impact on net income for the period. Net income before equity in subsidiary Livraria Saraiva was R$13.7 million in the first half of 2004, 18.4% lower than the R$16.8 million in the first half of 2003. Net income after equity in subsidiary, in the amount of R$11.5 million, was 22.5% lower than in the first half of 2003.

Investments

Total investments in the first half of 2004 was R$2.5 million, going towards:

- Investments in information technology.
- Merger of Formato Editorial into Editora Saraiva.
- Increase in the mix of on-line products, with 12 new products in the electronic legal content division - Saraiva Data (www.saraivajur.com.br), besides the preparation for launching an additional 15 products in the second half of 2004.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

LIVRARIA SARAIVA (LIVRARIA E PAPELARIA SARAIVA S.A.)

Shown below is the main financial and economic performance data:

Description	1H04		1H03		HA (%)
	R$	VA (%)	R$	VA (%)	
Gross revenue	128,742	116.9	116,636	111.3	10.4
Net revenue	110,104	100.0	104,783	100.0	5.1
Gross profit	40,516	36.8	38,789	37.0	4.5
Operating expenses	42,288	38.4	40,096	38.3	5.5
EBITDA	1,528	1.4	2,298	2.2	(33.5)
Net loss	(2,202)	(2.0)	(1,968)	(1.9)	11.9

Gross Revenue


Gross Revenue (R$ million)
91.7
109.6
112.2
116.6
128.7
1H00
1H01
1H02
1H03
1H04

Gross revenue of Livraria Saraiva increased 10.4% in the first half of 2004, totaling R$128.7 million. Once again, the highlight was the significant increase of 43.5% in the e-Commerce division's revenue. In traditional retail, revenue increased 4.7%. Same-store sales decreased 0.6% in the first half of 2004 compared to the first half of 2003, reflecting the sluggish economic environment, especially in the first quarter. However, in the second quarter the trend was reversed, as shown below:

Same-store Sales Growth (%)

1Q04	2Q04	1H04
(3.3)	3.2	(0.6)

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

The increase in net revenue was 5.1%, lower than that in gross revenue, due to increase in the COFINS rate starting in February 2004. Please note that the effect of the zero rate for technical and scientific books, beginning July 26, 2004, should benefit Livraria's results, since the book segment represents a significant share in this company's total sales.

Gross Profit

The Company reported a gross profit of R$40.5 million for the first half of 2004, up 4.5% from the first half of 2003 level. Gross margin declined slightly, from 37.0% in the first half of 2003 to 36.8% in the first half of 2004, due to small changes in the mix of products sold. Please note that, in Livraria, the effect of the increase in the COFINS rate is practically offset in gross profit, because of the COFINS tax credit from the acquisition of products for resale.

Income from Operations

The analysis of operating expenses, excluding the effect of the increase in the COFINS rate, shows an improvement, as follows:

R$	1H04	1H03
Operating expenses	42,288	40,096
(+) PIS/COFINS credits on expenses	865	109
(=) Adjusted operating expenses	43,153	40,205
Operating expenses/gross revenue	33.5%	34.5%

This performance is a result of actions focused on strict control over expenditures and personnel rationalization. Some actions will produce clearer results beginning 2005, due to the impact of extraordinary expenses on employment termination and indemnities in 2004.

Cash Generation

The adverse economic conditions faced by the retail industry in the first half of 2004 resulted in poor sales performance of physical stores, impacting gross cash generation (EBITDA), which fell from R$2.3 million in the first half of 2003 to R$1.5 million in the first half of 2004. The positive factor was the improvement in the e-Commerce division, which contributed with a R$815 EBITDA in the first half of 2004, against a negative contribution of R$168 in the first half of 2003.

Working Capital

To obtain continuing gains from working capital management, the Company worked on building partnerships with suppliers in the first half of 2004.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

As a result of greater centralization of purchases and other actions to increase efficiency in working capital management, an improvement was noted in inventory turnover, with a reduction of four days, and an extension of five days in the average term for supplier payments.

Net Loss

The improved performance of the e-Commerce division has practically offset the lower performance of physical stores. The final result was a negative net margin of 2.0% in the first half of 2004, close to the negative margin of 1.9% in the first half of 2003.

Investments

Investments in the period totaled R$0.7 million, concentrated in:

- Redesign of the retail sales website (www.saraiva.com.br), with the modernization of visual and functional features.
- Investments in information technology and maintenance.

Saraiva.com - e-Commerce Division (on-line retail sales)

All indicators continue showing a strong trend of growth and improvement of operations.


Gross Revenue
CAGR = 48.5% per year
(R$ million)
5.1
7.6
11.0
17.2
24.6
1H 00
1H 01
1H 02
1H 03
1H 04

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

Indicators	1H04	1H03	Variation (%)
Gross revenue (R$)	24,633	17,167	43.5
EBITDA (R$)	815	(168)	(585.1)
Trade accounts receivable (R$)	1,228	843	45.7
Livraria's gross revenue - %	19.1	14.7	30.0
Average ticket (R$)	77,36	70,35	10.0

At the end of the first half of 2004, the e-Commerce division increased its mix of products with the inclusion of stationery, to take advantage of the synergy with physical stores.

CONSOLIDATED

The table below shows the main consolidated financial and economic performance data:

R$	1H04	1H03	Variation (%)
Gross revenue	255,480	222,130	15.0
Net revenue	226,959	205,047	10.7
Gross profit	127,811	120,876	5.7
Gross margin - %	*56.3*	*59.0*	
Income (loss) from operations (EBIT) (a)	24,571	25,554	(3.8)
Operating margin - %	*10.8*	*12.5*	
Financial income (expenses)	(5,351)	(1,446)	270.1
Net income	11,480	14,804	(22.5)
Net margin - %	*5.1*	*7.2*	
EBITDA (b)	31,783	32,446	(2.0)
EBITDA margin - %	*14.0*	*15.8*	
Total assets	222,286	228,847	(2.9)
Shareholders' equity	106,512	105,322	1.1
Net indebtedness	38,416	46,938	(18.2)

(a) Before financial income (expenses).
(b) Income (loss) from operations before interest, taxes, depreciation and amortization.

Consolidated Gross Revenue


IS04
IS03
50%
Editora
Livraria
50%
Livraria
47%
Editora
53%

Gross Revenue

Consolidated gross revenue totaled R$255.5 million in the first half of 2004, which represented an improvement of 15.0% in relation to the first half of 2003. The increase in the Company's sales to the government (PNLD) and the increase in Livraria's on-line retail sales contributed to that revenue.

Gross Revenue (R$ million)


182.8
205.3
207.1
222.1
255.5
1H 00
1H 01
1H 02
1H 03
1H 04

Gross Profit

Gross profit totaled R$127.8 million in the first half of 2004, an increase of 5.7% in relation to the same period of 2003. Gross margin declined from 59.0% in the first half of 2003 to 56.3% in the first half of 2004, and reflects the lower gross margin recorded by the Company, due to the greater volume of sales to the government.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

Income from Operations

Income (loss) from operations before financial expenses (EBIT) was R$24.6 million in the first half of 2004, which represents a fall of 3.8% compared to the first half of 2003.

Cash Generation

Gross cash generation (EBITDA) fell 2.0% in the first half of 2004 due to the Company's lower gross margin and the Livraria Saraiva physical stores' poorer-than-expected performance.

Reconciliation of EBITDA	1H04	1H03	Variation (%)
Income from operations after financial expenses	19,220	24,108	(20.3)
(+) Depreciation and amortization	7,212	6,892	4.6
(+) Financial expenses, net	5,351	1,446	270.1
(=) EBITDA	31,783	32,446	(2.0)

Financial Expenses, Net

In the first half of 2004, net financial expense totaled R$5.4 million, against R$1.4 million in the first half of 2003. Despite the low indebtedness level in the first half of 2004, the strong currency appreciation in the first half of 2003 led to a significant reversal of the exchange variation expense and affected the comparison basis.

Net Income

Consolidated net income in the first half of 2004 totaled R$11.5 million, down 22.5% from R$14.8 million in the first half of 2003. This decrease is primarily due to the drop in the Company's income resulting from a significant increase in net financial expenses and the increase in the COFINS rate.

GVA - Value-based Management System

In the first half of 2004, the Company continued the implementation process for the information and involvement of its key personnel, in order for creating value to be increasingly the central focus of all the Company's strategic and operational actions.

CAPITAL STRUCTURE

Consolidated net indebtedness continued its downward trend, falling from R$46.9 million in June 2003 to R$38.4 million in June 2004.

Financial liability subject to exchange variation was equivalent to US$3.5 million at the end of June 2004, with semiannual installments due between June 2005 and June 2006.

The Company maintained its strategic line of structuring hedge operations for current installments, so as to minimize the impact of foreign exchange fluctuations on its cash.

CAPITAL MARKET

The table below summarizes the movement of the Company's shares, comparing the first half of 2004 to the first half of 2003:

Indicators	1H04	1H03	Variation (%)
Number of trades (1)	248	265	(6.4)
Participation in trading sessions (1)	51.6	64.8	(20.4)
Quantity traded - thousand (1)	941	1,599	(41.2)
Volume traded - R$ thousand (1)	9,026	14,044	(35.7)
Share price - R$ (1) (2)	9.80	8.90	10.1
Total shares outstanding (2)	22,937	22,937	-
Market value - R$ million (2)	224.8	204.1	10.1

Source: BOVESPA

(1) Refers to registered preferred shares (SLED4).
(2) At end of period.

SUBSEQUENT EVENTS

In line with government actions of culture and education incentives, recently enacted Law No. 10,925/04 of July 26, 2004 will boost the domestic book market by reducing to zero the PIS and COFINS rates on sales of technical and scientific books - before this law, taxes totaled 9.25%. Although the law is immediately effective, the comprehensiveness of the term "technical and scientific books" depends on the regulation to be issued by the Ministry of Education.

This law represents an important tax burden reduction and can significantly benefit the results and the investment capacity of the Saraiva Group Companies.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

OUTLOOK

The domestic education indicators are still low if compared to those of other developing countries. The Company understands that the challenges are enormous, but, at the same time, the growth potential is huge.

Fortunately, the government, prior and current, has implemented unprecedently concrete actions to reduce the historical educational gaps, paving the way for qualitatively including the country in a globalized environment and fierce competition.

The first step was taken by the Fernando Henrique government, by universalizing access (over 90%) of children aged 7 to 14 to school. Various programs were created and current indicators already show slight reductions in the school drop-out, failure and illiteracy rates. Another important step was the systematization and expansion of the world's largest program of textbook acquisition and distribution, the PNLD, which serves 153,000 schools and 32.5 million students.

The current government, in addition to continuing the main initiatives of the prior government, has created new programs and adopted measures to boost the education market:

- PNLD/05 - the book acquisition program for the 2005 school year is underway. About 114 million books will be acquired, as scheduled for the second half of 2004. Editora Saraiva has an exceptional rate of 21% of the total collections approved by the MEC (Ministry of Education and Culture), which are included in the book guide for the public school system.

- PNLEM (National High School Book Program) - the pilot project for the acquisition of 2.7 million books for 1.2 million public school students in the North and Northeast of the country is underway for implementation this year. For 2005, the government has announced the intention to acquire Portuguese and Mathemathics books for all public high school students in Brazil (almost 8 million students). Although there is not yet a set schedule, the government's initial plan is to cover progressively all grades and subjects of the public high school system.

- Zero rate of PIS and COFINS for technical and scientific books - in addition to representing a significant tax burden reduction for the production and sale of books, this measure is important to improve the Company's and Livraria's investment capacity.

The conditions show that the Saraiva Group Companies are present in markets with growth potential above the economy's average. Saraiva Group has worked on the creation and support of competitive advantages that enable the Company to efficiently participate in the strengthening of national education and culture.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

The continuity of the implementation of the value-based management system (GVA) and the continuous rationalization of costs and reduction of working capital used are in line with the Company's strategic planning and are focused on the generation of value.

Additionally, the recent signs of economic recovery, employment and disposable income, have allowed for anticipating favorable conditions for growth, which should benefit the book publishing business and, particularly, Saraiva's retail operations.

The Company welcomes new opportunities for acquisitions or strategic alliances. Livraria maintains its strategy of prospecting points of sale that allow for expanding the physical store chain.

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	**60.500.139/0001-26**

09.01- SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2- COM	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)	4 -	5 - % Interest on the subsidiary equity	6- % Liquid investment of the company
7- Company		8- Number of Shares on the six month period	9- Number of shares on the quarter		
01	LIVRARIA E PAPELARIA SARAIVA S.A	**61.254.454/0001-83**	99,91	44,34	
Comercial company, Manufactoring and others		57,490	57,490		

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors of
Saraiva S.A. Livreiros Editores
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Saraiva S.A. Livreiros Editores and subsidiary (Company and Consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of operations for the quarter and six-month periods then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated May 6, 2004. The Company and consolidated statements of operations for the three-month and six-month periods ended June 30, 2003, presented for comparative purposes, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated August 12, 2003.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 12, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marco Antonio Brandão Simurro
Engagement Partner

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	**60.500.139/0001-26**

Subsidiaries/affiliates

COMPANY NAME
LIVRARIA E PAPELARIA SARAIVA S.A

18.01 - STATEMENT OF OPERATIONS- AFFILIATES AND SUBSIDIARIES (In thousands of Brazilian reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.01	Gross revenue from sales and/or services	55,394	128,742	48,958	116,636
3.02	Deductions from gross revenue	(8,815)	(18,638)	(5,084)	(11,853)
3.03	Net revenue from sales and/or services	46,579	110,104	43,874	104,873
3.04	Cost of goods and/or services sold	(29,584)	(69,588)	(27,531)	(65,994)
3.05	Gross income	16,995	40,516	16,343	38,789
3.06	Operating expense/revenue	(21,450)	(43,811)	(20,274)	(41,594)
3.06.01	Selling expenses	(15,824)	(32,848)	(14,621)	(30,297)
3.06.02	General and administrative expenses	(3,323)	(6,286)	(3,272)	(6,553)
3.06.02.01	Management fees	(290)	(621)	(374)	(748)
3.06.02.02	Others	(3,033)	(5,665)	(2,898)	(5,805)
3.06.03	Financial	(802)	(1,669)	(862)	(1,857)
3.06.03.01	Financial revenue	48	75	48	99
3.06.03.02	Financial expenses	(850)	(1,744)	(910)	(1,956)
3.06.04	Other operating revenue	176	407	139	383
3.06.05	Other operating expenses	(1,677)	(3,415)	(1,658)	(3,270)
3.06.05.01	Depreciation and amortization	(1,556)	(3,154)	(1,648)	(3,246)
3.06.05.02	Others	(121)	(261)	(10)	(24)
3.06.06	Equity in subsidiary's income	0	0	0	0
3.07	Operating income	(4,455)	(3,295)	(3,931)	(2,805)
3.08	Non-operating income	8	5	(157)	(152)
3.08.01	Revenue	8	5	0	0

010470-2 SARAIVA S.A. LIVREIROS E EDITORES **60.500.139/0001-26**

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2004

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

18.01 -STATEMENT OF OPERATIONS - AFFILIATES/ SUBSIDIARIES (In thousands of reais)

Code	Description	04/01/2004 to 06/30/2004	01/01/2004 to 06/30/2004	04/01/2003 to 06/30/2003	01/01/2003 to 06/30/2003
3.08.02	Expenses	0	0	(157)	(152)
3.09	Earnings before taxes/interest	(4,447)	(3,290)	(4,088)	(2,957)
3.10	Provision for income tax and social cont.	0	0	216	0
3.11	Deferred income tax	1,504	1,088	1,158	989
3.12	Statutory interest/contributions	74	0	75	0
3.12.01	Interest	74	0	75	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.15	Profit/loss for the period	(2,869)	(2,202)	(2,639)	(1,968)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.04986)	(0.03827)	(0.04586)	(0.03420)

18.02 - SUBSIDIARY COMMENT

SEE COMMENTS ON CONSOLIDATED PERFORMANCE - 08/ITR

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A LIVREIROS EDITORES	60.500.139/0001-26

SUMMARY


Saraiva

Saraiva



90 ANOS

São Paulo, August 16, 2004 – Saraiva S.A. Livreiros Editores (BOVESPA: SLED3, SLED4) is announcing results for the first half of 2004 (1H04). The Company's operating and financial data, except where otherwise indicated, is consolidated and presented in Brazilian reais, in accordance with local corporate law. All comparisons are to 1H03, except where otherwise specified. Please note that, due to the highly seasonal nature of the publishing business, analysis of the second quarter alone is not very representative of the results accumulated in the year.

HIGHLIGHTS

Revenues – Consolidated gross revenues reached R$ 255.5 million, representing 15.0% growth in relation to 1H03. Net revenues, of R$ 227 million, increased 10.7% compared to the same period in 2003. The difference in the growth rate for gross revenues, compared to that for net revenues, is due to the rise in the rate of the COFINS tax effective as of February 2004.

EBITDA – Consolidated gross cash flow (EBITDA) reached R$ 31.8 million, 2.0% below the R$ 32.4 million booked in the same period last year. EBITDA margin was influenced by the reduction in Editora Saraiva's gross margin – a reflection of the greater volume of textbooks sold to the government in the period – and fell from 15.8% in 1H03 to 14.0% in 1H04.

Financial Results - In 1H04, consolidated net financial results dropped by R$ 3.9 million compared to 1H03, due to the significant exchange rate appreciation in 2003, which had a positive effect on the results for that period.

Results – Consolidated net profit amounted to R$ 11.5 million – a 22.5% fall in relation to 1H03, resulting mainly from the decrease in financial results.

E-commerce – The electronic retail division kept up its strong expansion rate, with gross revenues growing 43.5%. This division added R$ 0.8 million in EBITDA (compared to a negative R$ 0.2 million in 1H03) and generated R$ 0.2 million in profits (compared to a R$ 0.4 million loss in 1H03). E-commerce represented 19.1% of total retail operations (Livraria Saraiva).

Contact Info:

João Luís Ramos Hopp
CFO and IR Director
Tel: (55 11) 3613-3263
jlhopp@editorasaraiva.com.br

Maurício Fanganiello
Manager of Planning and Control
Tel: (55 11) 3613-3302
mpfanganiello@editorasaraiva.com.br

Investor Relations website:
http://sf.editorasaraiva.com.br

Ligia Montagnani
IR Consultant
Tel: (55 11) 3897-6405
ligia.montagnani@thomsonir.com.br

Financial Indicators - (R$ millions)

	Editora			Livraria			Consolidated		
	1H04	1H03	% Chg.	1H04	1H03	% Chg.	1H04	1H03	% Chg.
Gross Revenues	132,5	112,4	18	128,7	116,6	10	255,5	222,1	15
Net Revenues	122,6	107,1	14	110,1	104,8	5	227,0	205,0	11
Gross Profit	87,3	82,1	6	40,5	38,8	4	127,8	120,9	6
Gross Margin	71,2%	76,6%		36,8%	37,0%		56,3%	59,0%	
Operating Result (EBIT) (a)	26,2	26,5	-1	(1,6)	(0,9)	72	24,6	25,6	-4
Operating Margin	21,4%	24,7%		-1,5%	-0,9%		10,8%	12,5%	
Financial Result	(3,7)	0,4	-996	(1,7)	(1,9)	-10	(5,4)	(1,4)	270
Net Income	11,5	14,8	-22	(2,2)	(2,0)	12	11,5	14,8	-22
Net Margin	9,4%	13,8%		-2,0%	-1,9%		5,1%	7,2%	
EBITDA (b)	30,3	30,1	0	1,5	2,3	-34	31,8	32,4	-2
EBITDA Margin	24,7%	28,1%		1,4%	2,2%		14,0%	15,8%	
Total Assets	173	183	-5	102	100	1	222	229	-3
Shareholders' Equity	107	105	1	47	49	-4	107	105	1
Net Debt	32	39	-17	6	8	-25	38	47	-18
Investments	2,5	5,4	-54	0,7	2,8	-75	3,2	8,2	-61

(a) Earnings before interest and taxes.

(b) Earnings before interest, taxes, depreciation and amortization.



EDITORA SARAIVA (SARAIVA S/A LIVREIROS EDITORES)

Editora Saraiva is the controlling shareholder of Livraria Saraiva, with 99.91% of the stock. The two companies have different businesses and corporate names. It is important to point out that Editora Saraiva's economic and financial data includes its stake in Formato Editorial (a company acquired in August 2003 and merged in February 2004).

The table below summarizes the main economic and financial performance data:

Description	1H04		1H03		HA %
	R$'000	VA %	R$'000	VA %	
Gross Revenues	132,528	*108.1*	112,367	*104.9*	17.9
Net Revenues	122,645	*100.0*	107,138	*100.0*	14.5
Gross Profit	87,303	*71.2*	82,101	*76.6*	6.3
Operating Expenses	61,150	*49.9*	55,777	*52.1*	9.6
EBITDA	30,256	*24.7*	30,148	*28.1*	0.4
Net Financial Expenses	3,683	*3.0*	(411)	*-0.4*	-996.1
Net Profit before Equity Accounting	13,680	*11.2*	16,770	*15.7*	-18.4
Net Profit	11,480	*9.4*	14,804	*13.8*	-22.5

GROSS REVENUES


Gross Revenues (R$ million)
96.3
100.7
99.3
112.4
132.5
1H 00
1H 01
1H 02
1H 03
1H 04

Gross revenues amounted to R$ 132.5 million during 1H04, representing a 17.9% increase over 1H03. This good performance is the result of the growth in sales of textbooks to the federal government under the PNLD program (the National Textbook Program), as shown below:

PNLD (School Year)	Total Sales (Value of Contract) R$ million	Sales Booked (Financial Year) R$ million			
		2H02	1H03	2H03	1H04
2003	41.4	36.5	4.9		
2004	85.5			57.4	28.1

Net revenues grew 14.5%, reaching R$ 122.6 million. The difference in the growth rate between the gross and net revenues was due to an increase in the rate of the COFINS tax, effective as of February 2004. However, it is important to point out that with the COFINS and PIS tax rates applicable to technical and scientific books having been reduced to zero percent (0%) on July 26, 2004, the growth rate for net revenues is expected to surpass that for gross revenues.



GROSS PROFIT

Gross profit totaled R$ 87.3 million, representing an increase of 6.3% over 1H03. This growth, however, was below that registered for revenues, due to the following:

- The greater share of sales to the federal government, which carry a lower margin than that for sales to the private market; and
- The negative impact of the increase in the rate of the COFINS tax (even with the deduction of credits stemming from the purchase of raw materials).

The gross margin dropped from 76.6% in 1H03 to 71.2% in 1H04.

OPERATING RESULTS

The management of operating expenses showed significant gains. The ratio of operating expenses to net revenues fell from 52.1% in 1H03 to 49.9% in 1H04. Considering operating expenses over gross revenues, which eliminates the effect of the rise in the COFINS rate on the comparison base, one may observe an even greater improvement: 46.1% in 1H04 versus 49.6% in 1H03.

The Company is implementing an action plan focusing on cash management. We expect to continue making advances in controlling operating expenses. The Company has already carried out substantial personnel restructuring and has simplified its supervisory levels, with expected annual savings of around R$ 2.4 million.

CASH FLOW

Gross cash flow (EBITDA) remained almost stable, rising a mere 0.4%, from R$ 30.1 million in 1H03 to R$ 30.3 million in 1H04. The EBITDA margin was affected by the reduction in the gross margin, and dropped from 28.1% in 1H03 to 24.7% in 1H04.

FINANCIAL RESULT

While 1H04 saw an exchange rate depreciation of 7.6%, in the same period of 2003, there was a strong exchange rate appreciation -- 18.7%. Due to the impact of these opposite variations in dollar-denominated long-term liabilities, the financial result registered net financial expenses of R$ 3.7 million in 1H04, while in 1H03, this financial result showed net revenues of R$ 0.4 million.

NET INCOME

The increase in net financial expenses affected the bottom line for the period. Net income (before the equity method of accounting for the results of subsidiary Livraria Saraiva) reached R$ 13.7 million in 1H04, 18.4% lower than the R$ 16.8 million booked in 1H03. Net income after the equity method of accounting was R$ 11.5 million – 22.5% below that for 1H03.

INVESTMENTS

Total investments during 1H04 amounted to R$ 2.5 million, and were allocated as follows:

- Investments in information technology;
- Merger of Formato Editorial into Editora Saraiva; and
- Expansion of the on-line product mix, with 12 new products in the electronic law-content publishing division, Saraiva Data (www.saraivajur.com.br), in addition to preparations for launching 15 more products in 2H04.



LIVRARIA SARAIVA (LIVRARIA E PAPELARIA SARAIVA S/A)

The main economic and financial performance data is shown in the table below:

Description	1H04		1H03		HA %
	R$'000	VA %	R$'000	VA %	
Gross Revenues	128,742	*116.9*	116,636	*111.3*	10.4
Net Revenues	110,104	*100.0*	104,783	*100.0*	5.1
Gross Profit	40,516	*36.8*	38,789	*37.0*	4.5
Operating Expenses	42,288	*38.4*	40,096	*38.3*	5.5
EBITDA	1,528	*1.4*	2,298	*2.2*	-33.5
Net Profit	(2,202)	*-2.0*	(1,968)	*-1.9*	11.9

GROSS REVENUES

Gross Revenues (R$ million)


91.7
109.6
112.2
116.6
128.7
1H 00
1H 01
1H 02
1H 03
1H 04

Livraria Saraiva's gross revenues grew 10.4% in 1H04, reaching R$ 128.7 million. Once again, the positive highlight for the half was the significant increase in e-commerce revenues, which rose 43.5%. In the traditional retail segment, revenues increased 4.7%. Under the same store sales concept, there was a 0.6% decrease in growth in 1H04, compared to 1H03, reflecting the weak economic environment, especially in the first quarter. The second quarter, however, showed a switch in this trend, as shown below:

Same Store Sales Growth Rate

1Q04	2Q04	1H04
-3.3%	3.2%	-0.6%

Net revenues increased 5.1%, below that observed in the gross revenues, due to an increase in the rate of the COFINS tax, effective as of February 2004. It should be stressed that the reduction of this same tax to zero percent (0%) rate for technical and scientific books, on July 26, 2004, should benefit Livraria Saraiva's results, since the book segment represents an important part of the Company's total sales.

GROSS PROFIT

In 1H04, the Company booked gross profit of R$ 40.5 million, 4.5% above that recorded in the 1H03. The gross margin fell slightly, from 37.0% in 1H03, to 36.8% in 1H04, due to minor alterations in the product mix sold. It should be pointed out that, at Livraria Saraiva, the effect of the increase in the COFINS rate is practically reversed in the gross profit, due to the credit booked for this same tax on products purchased for resale.

OPERATING RESULTS

The analysis of operating expenses, after eliminating the effect of the rise in the COFINS rate, showed an improvement, as may be seen in the table below:

R$'000	1H04	1H03
Operating Expenses	42,288	40,096
(+) PIS/Cofins Credit in Expenses	865	109
(=) Adjusted Operating Expenses	43,153	40,205
Operating Expenses / Gross Revenues	33.5%	34.5%

This performance reflects measures to more strictly control expenditures and streamline the personnel structure. Some of the measures will produce clearer results starting only in 2005, due to non-recurring expenses incurred in 2004 in the form of employee terminations and severance packages.

CASH FLOW

The adverse economic scenario that the retail segment faced in 1H04 was reflected in the weak sales performance of the physical stores. This, in turn, affected gross operating cash flow (EBITDA), which dropped from R$ 2.3 million in 1H03 to R$ 1.5 million in 1H04. The most positive event in the half was the improvement in the e-commerce division, which contributed R$ 815,000 to EBITDA in 1H04, compared to a negative R$ 168,000 in 1H03.

WORKING CAPITAL

To continue achieving gains in the management of working capital, the Company was active in developing partnerships with suppliers in 1H04.

With a greater centralization of purchasing activities, and other measures to increase efficiency in working capital management, we managed to reduce inventory turnover to just four days and lengthen the average term of payment to suppliers by five days.

NET RESULTS

The better performance of the e-commerce division practically offset the drop in the performance of the physical stores. The final result was a negative net margin of 2.0% in 1H04, close to the negative margin of 1.9% booked in 1H03.

INVESTMENTS

Investments in the period amounted to R$ 0.7 million and were earmarked for the following:
- Overhauling the electronic retail sales site (www.saraiva.com.br), by modernizing all visual and functional resources; and
- Information technology and maintenance.

SARAIVA.COM: The E-commerce division

All indicators continue pointing to a significant growth trend and the strengthening of operations.


Saraiva


Gross Revenues (R$ million)
CAGR = 48.5% p.a.
5.1
7.6
11.0
17.2
24.6
1H00
1H01
1H02
1H03
1H04

Indicators	1H04	1H03	Chge
Gross Revenues (R$'000)	24,633	17,67	*43.5%*
EBITDA (R$'000)	815	-168	*-585.1%*
Clients (thousands)	1,228	843	*45.7%*
% of Livraria Saraiva's Gross Rev.	19.1%	14.7%	*30.0%*
Average Ticket Sale (R$)	77.36	70.35	*10.0%*

At the end of 1H04, the e-commerce division expanded its product mix, including stationery items, to take advantage of the synergies with the Company's physical stores.


Saraiva

CONSOLIDATED FIGURES

The table below presents the main consolidated economic and financial performance data:

R$'000	1H04	1H03	Chge
Gross Revenue	255,480	222,130	15.0%
Net Revenue	226,959	205,047	10.7%
Gross Profit	127,811	120,876	5.7%
Gross Margin	*56.3%*	*59.0%*	
Operating Result (EBIT) (a)	24,571	25,554	-3.8%
Operating Margin	*10.8%*	*12.5%*	
Financial Result	(5,351)	(1,446)	270.1%
Net Profit	11,480	14,804	-22.5%
Net Margin	*5.1%*	*7.2%*	
EBITDA (b)	31,783	32,446	-2.0%
EBITDA Margin	*14.0%*	*15.8%*	
Total Assets	222,286	228,847	-2.9%
Net Equity	106,512	105,322	1.1%
Net Debt	38,416	46,938	-18.2%

(a) Earnings before interest and taxes.

(b) Earnings before interest, taxes, depreciation and amortizations.

Consolidated Gross Revenue


1H04
Livraria 50%
Editora 50%
1H03
Editora 47%
Livraria 53%

GROSS REVENUES

Consolidated gross revenues reached R$ 255.5 million in 1H04, which meant a 15.0% rise in relation to 1H03. The increase in Editora Saraiva's sales to the federal government under the PNLD program and in Livraria Saraiva's e-commerce sales contributed to this result.

Gross Revenues (R$ million)


182.8
205.3
207.1
222.1
255.5
1H 00
1H 01
1H 02
1H 03
1H 04



GROSS PROFITS

Gross profits totaled R$ 127.8 million in 1H04, rising 5.7% in relation to the same period of 2003. The gross margin dropped from 59.0% in 1H03 to 56.3% in 1H04 and reflects the lower gross margin registered by Editora Saraiva due to the greater volume of sales to the federal government.

OPERATING RESULT

Operating result before financial result (EBIT) was R$ 24.6 million in 1H04, representing a 3.8% drop from 1H03.

CASH FLOW

Gross cash-flow (EBITDA) fell 2.0% in 1H04 -- the effect of the lower gross margin booked by Editora Saraiva and the lower-than-expected performance of Livraria Saraiva's physical stores.

EBITDA Reconciliation - R$'000	1H 04	1H 03	Chge
Operating Results after Net Financial Expenses	19,220	24,108	-20.3%
(+)Depreciation and Amortization	7,212	6,892	4.6%
(+)Net Financial Expenses	5,351	1,446	270.1%
(=) EBITDA	31,783	32,446	-2.0%

FINANCIAL RESULT

Financial result in 1H04 was a net financial expense of R$ 5.4 million, compared to R$ 1.4 million in 1H03. Despite the lower level of debt in 1H04, the strong exchange rate appreciation that occurred in 1H03 caused a significant reversal in exchange rate variation expenses and affected the comparison base.

NET INCOME

Consolidated net income for 1H04 reached R$ 11.5 million, which was 22.5% lower than the R$ 14.8 million figure from 1H03. This reduction is related mainly to the fall in Editora Saraiva's results, affected by the significant growth in net financial expenses and by the rise in the rate of the COFINS tax.

VALUE-BASED MANAGEMENT SYSTEM (GVA)

During 1H04, Saraiva proceeded with the implementation of this system, getting key staff further involved, so that value creation may increasingly become the central focus of all of the Company's strategic and operational actions.

CAPITAL STRUCTURE

Consolidated net debt continued its downward trend, falling from R$ 46.9 million in June 2003, to R$ 38.4 million in June 2004.

Financial liabilities exposed to exchange rate variation were equivalent to US$ 3.5 million at the end of June 2004, with semi-annual installments maturing between June 2005 and June 2006.

The Company maintained its strategic policy of structuring hedge operations for short-term installments, to minimize the impact of exchange rate variations on the Company's cash position.



CAPITAL MARKET

The table below presents a summary of trading in Saraiva's stock from 1H03 to 1H04:

Indicators	1H04	1H03	*Chge.*
Number of Trades (1)	248	265	*-6.4%*
Participation in Trading Sessions - % (1)	51.6	64.8	*-20.4%*
Quantity Traded – thousand (1)	941	1.599	*-41.2%*
Amount Traded - R$ thousand (1)	9,026	14,044	*-35.7%*
Stock Price - R$ (1) (2)	9.80	8.90	*10.1%*
Total Shares Outstanding - thousand (2)	22,937	22,937	*0.0%*
Market Cap. – R$ million (2)	**224.8**	**204.1**	***10.1%***

Source: Bovespa

(1) Refers to PN Stock (SLED4)

(2) At end of period

Saraiva's subscribed and paid-in capital stock is R$ 39,721,000.00, divided among 23,269,203 shares, all nominative, book entry shares without par value, of which 9,622,313 are common shares and 13,646,890 are preferred shares.

ADDITIONAL EVENTS

In line with government cultural and educational incentives, the recent enactment of Law No. 10,925/04, on July 26, 2004, will give a significant boost to the national book market by reducing the PIS and COFINS taxes applicable to the sale of technical and scientific books to zero percent (0%). Before this law, these two taxes amounted to 9.25%. Although the law is already in force, the scope of the term "technical and scientific books" depends on regulations to be issued by the Ministry of Education.
This measure represents a significant reduction in taxation and is expected to bring substantial benefits to the results and the investment capacity of the Saraiva Group companies.

OUTLOOK

The national indicators for educational levels are still low when compared with other developing countries. In Saraiva's opinion, the challenges are immense, but at the same time they present huge potential growth opportunities.

Fortunately, both the previous and the present presidential administrations have implemented unprecedented, concrete actions to reduce historical educational gaps, paving the way for the country to take its place in a fiercely competitive, global environment.

The government of Fernando Henrique Cardoso took the first step in this direction, when access to school for children from the ages of 7 to 14 was made universal (over 96%). Various programs were created and the present indicators already show a noticeable reduction in truancy, in students having to repeat the same grade and in illiteracy. Another important measure was the systematization and expansion of the world's largest textbook purchase and distribution program, the National Textbook Program (PNLD), which serves 153,000 schools and 32.5 million students.

The present government, in addition to continuing the main initiatives undertaken by the previous administration, has created new programs and adopted measures to boost the education market:

- PNLD/05 – The textbook purchasing program for the 2005 school year is currently underway. Around 114 million books will be acquired, and contracts are expected to be signed during the second half of 2004. Editora Saraiva has achieved an exceptional 21% share of the total amount of collections approved by the Ministry of Education and Culture (MEC) and has been included in the basic list of books for state school teachers to choose from;
- PNLEM (*Programa Nacional do Livro para o Ensino Médio*, or National Secondary Education Book Program) – The pilot project, which will acquire 2.7 million books this year for 1.2 million state school students in the country's Northern and North-eastern regions, is underway. For the year 2005, the government has also already announced its intention of acquiring Portuguese Language and Math textbooks for all secondary students in state schools in Brazil (almost 8 million pupils). Although there is no definite schedule yet, the initial project announced by the government is to cover, progressively and completely, all grades and subjects in the state secondary school system.
- Zero percent PIS and COFINS tax rates for technical and scientific books – in addition to representing a substantial cost reduction for book production and sales structures, this measure is also important because it enables greater investment capacity both for Editora Saraiva's and Livraria Saraiva's businesses.

The scenario shows that the Saraiva Group companies are present in markets with a growth potential above the country's average. For its part, Saraiva has been active in creating and sustaining competitive advantages that will enable the Company to participate efficiently in strengthening the country's education and culture.

The continued implementation of the Value-based Management System (GVA) and the on-going efforts to streamline expenditures and reduce the working capital employed are in line with the Company's strategic planning and are an illustration of the focus on the creation of value.

In conjunction with this, the recent signs of a pick-up in the economy – employment and disposable income – have made it possible to foresee favorable growth prospects, which should benefit the publishing business, and especially Saraiva's retail operations.

At Editora Saraiva, the Company continues to be willing to study new opportunities for acquisitions and strategic alliances. At Livraria Saraiva, the strategy of seeking sales points to expand the network of physical stores is being maintained.



Balance Sheet - Assets

Corporate Law (R$ thousands)

Assets	Editora		Consolidated	
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Current Assets	**92,550**	**109,234**	**147,927**	**177,697**
Cash and Banks	325	4,032	2,051	6,794
Accounts Receivable from Clients	20,746	47,270	30,421	65,306
Inventories	62,625	55,997	104,913	101,566
Taxes Recoverable	1,669	1,537	3,225	3,488
Other Accounts Receivable	484	329	591	421
Expenses for the Following Year	6,701	69	6,726	122
Long-term Assets	**1,533**	**1,515**	**19,101**	**17,518**
Credits with Subsidiaries	278	311	-	-
Judicial Deposits	156	124	8,971	8,918
Deferred Income Tax and Social Contribution	470	451	9,471	7,949
Other Amounts Receivable	629	629	659	651
Fixed Assets	**78,581**	**83,244**	**55,258**	**58,523**
Investments	47,640	50,507	543	543
Property, Plant and Equipment	26,813	28,013	46,794	49,139
Deferred Charges	4,128	4,724	7,921	8,841
Total Assets	**172,664**	**193,993**	**222,286**	**253,738**



Balance Sheet - Liabilities

Corporate Law (R$ thosuands)

Liabilities	Editora		Consolidated	
	6/30/2004	3/31/2004	6/30/2004	3/31/2004
Current Liabilities	**55,033**	**58,824**	**81,732**	**94,979**
Loans and Financing	24,236	7,896	27,511	11,340
Suppliers	19,890	12,296	37,232	38,090
Taxes and Social Contributions	1,348	2,838	3,074	4,762
Provisions for Holidays and Benefits	2,644	3,191	4,502	5,304
Copyright Payments Due	1,313	7,879	1,313	7,879
Income Tax and Social Contributions	3,228	10,218	3,228	10,218
Accounts and Expenses Payable	1,082	1,484	3,580	4,289
Managers' Participation	1,275	2,608	1,275	2,683
Interest on Equity	17	10,414	17	10,414
Long-term Liabilities	**11,119**	**14,216**	**34,001**	**37,762**
Loans and Financing	8,150	11,280	12,882	16,721
Provision for Contributions and Taxes	2,128	2,072	20,021	19,802
Others	841	864	1,098	1,239
Minority Interest	**-**	**-**	**41**	**44**
Shareholders' Equity	**106,512**	**120,953**	**106,512**	**120,953**
Capital Stock	41,977	39,721	41,977	39,721
Treasury Stock	(2,870)	(2,870)	(2,870)	(2,870)
Capital Reserves	13,947	13,947	13,947	13,947
Revenue Reserves	40,741	42,997	40,741	42,997
Retained Earnings	12,717	27,158	12,717	27,158
Total Liabilities	**172,664**	**193,993**	**222,286**	**253,738**



Income Statement

Corporate Law

R$ thousand	Editora			Consolidated		
	1H04	1H03	% Chg.	1H04	1H03	% Chg.
Gross Sales Revenue	**132,528**	**112,367**	18	**255,480**	**222,130**	15
Deductions (ICMS, PIS and COFINS)	(9,883)	(5,229)	89	(28,521)	(17,083)	67
Net Operating Revenue	**122,645**	**107,138**	14	**226,959**	**205,047**	11
Cost of Goods Sold	(35,342)	(25,037)	41	(99,148)	(84,171)	18
Gross Profit	**87,303**	**82,101**	6	**127,811**	**120,876**	6
Gross Margin %	***71.2%***	***76.6%***		***56.3%***	***59.0%***	
Operating revenue (Expenses)	**(61,104)**	**(55,599)**	10	**(103,240)**	**(95,322)**	8
Selling	(35,688)	(33,276)	7	(68,529)	(63,559)	8
General and Administrative	(25,462)	(22,501)	13	(34,902)	(32,300)	8
Other Revenue (Expenses)	46	178	-74	191	537	-64
Operating Result before Financial Expenses	**26,199**	**26,502**	-1	**24,571**	**25,554**	-4
Operating Margin %	***21.4%***	***24.7%***		***10.8%***	***12.5%***	
Financial Revenue (Expenses)	**(3,683)**	**411**	-996	**(5,351)**	**(1,446)**	270
Financial Revenue	916	718	28	991	817	21
Financial Expenses	(4,599)	(307)	1398	(6,342)	(2,263)	180
Operating Result	**22,516**	**26,913**	-16	**19,220**	**24,108**	-20
Non-operating Result	(98)	205	-148	(92)	53	-274
Interest in Subsidiaries	(2,200)	(1,966)	12	-	-	
Profit (Loss) before Taxes and Participations	**20,218**	**25,152**	-20	**19,128**	**24,161**	-21
Income Tax and Social Contributions	(7,463)	(9,025)	-17	(6,375)	(8,036)	-21
Profit (Loss) before Participations	**12,755**	**16,127**	-21	**12,753**	**16,125**	-21
Profit-sharing	(1,275)	(1,323)	-4	(1,275)	(1,323)	-4
Minority Interests				2	2	0
Net Profit (Loss)	**11,480**	**14,804**	-22	**11,480**	**14,804**	-22
Net Margin %	***9.4%***	***13.8%***		***5.1%***	***7.2%***	
Net Profit (Loss) per Share	***0.50***	***0.65***	-22	***0.50***	***0.65***	-22
EBITDA	**30,256**	**30,148**	0	**31,783**	**32,446**	-2
EBITDA Margin %	***24.7%***	***28.1%***		***14.0%***	***15.8%***	
Depreciation	4,057	3,646	11	7,212	6,892	5
Number of Shares Outstanding	22,936,203	22,936,203		22,936,203	22,936,203	22

EFT
29/11/04 - 10:30

DELOITTE TOUCHE TOHMATSU
#69260002
N1833.DOC

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Saraiva S.A. Livreiros Editores

Interim Financial Statements for the Three-month and Nine-month Periods Ended September 30, 2004 and Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors of
Saraiva S.A. Livreiros Editores
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Saraiva S.A. Livreiros Editores and subsidiary (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of operations for the three-month and six-month periods then ended and the performance report, all expressed in Brazilian reais, prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 12, 2004. The Company and consolidated statements of operations for the three-month and nine-month periods ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors whose special review report thereon, dated November 13, 2003, was unqualified.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 12, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marco Antonio Brandão Simurro
Engagement Partner

(Tentative and preliminary. Only for discussion.)

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
001047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**
4 - State Registration Number (NIRE)		
35300025300		

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT		
Av. Marquês de São Vicente n. 1697			Barra Funda		
3 - POSTAL CODE	4 - MUNICIPALITY				5 - STATE
01139-904	São Paulo				SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX	
011	3611-3344	-	-		
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX		
011	3611-3308	-	-		
15 - E-MAIL					
http:/www.editorasaraiva.com.br					

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME					
João Luís Ramos Hopp					
2 - ADDRESS			3 - SUBURB OR DISTRICT		
Rua Edgar Teotônio Santana, 206			Barra Funda		
4 - POSTAL CODE	5 - MUNICIPALITY				6 - STATE
01140-030	São Paulo				SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	
011	3611-3344				
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX		
011	3619-3062	-	-		
16 - E-MAIL					
jlhopp@editorasaraiva.com.br					

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2004	12/31/2004	3	07/01/2004	09/30/2004	2	04/01/2004	06/30/2004
9 - INDEPENDENT ACCOUNTANT						10 - CVM CODE	
Deloitte Touche Tohmatsu Auditores Independentes						00385-9	
11 - PARTNER RESPONSIBLE						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE	
Marco Antonio Brandão Simurro						755.400.708-44	

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 - CURRENT QUARTER 09/30/2004	2 - PRIOR QUARTER 06/30/2004	3 - SAME QUARTER IN PRIOR YEAR 09/30/2003
Paid-up Capital			
1 -Common	9,622	9,622	9,622
2 - Preferred	13,647	13,647	13,647
3 - Total	23,269	23,269	23,269
Treasury Shares			
4 - Common	0	0	0
5 - Preferred	333	333	333
6 - Total	333	333	333

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other Company
2 - SITUATION
Operational
3 - NATURE OF OWNERSHIP
National Private
4 - ACTIVITY CODE
110 - Graphics, Editors
5 - MAIN ACTIVITY
Publishing and printing books
6 - TYPE OF CONSOLIDATION
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – INCOME	5 – BEGINNING OF THE PAYMENT	6 – SHARE TYPE	7 – INCOME PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2-DATE OF ALTERATION	3 - CAPITAL (In thousands of reais)	4 - AMOUNT OF THE ALTERATION (In thousands of reais)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUE (Thousands)	7 - SHARE PRICE ON ISSUE DATE (Reais)
01	04/29/2004	41,977	2,256	Profit Reserve	0	0.0000000000

01.10 - INVESTORS RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
1	Total assets	183,418	172,664
1.01	Current assets	104,812	92,550
1.01.01	Cash and cash equivalents	431	325
1.01.01.01	Cash and banks	431	325
1.01.01.02	Financial applications	0	0
1.01.02	Credits	24,572	22,899
1.01.02.01	Clients	18,442	20,746
1.01.02.02	Dividends receivable from subsidiary	0	0
1.01.02.03	Taxes recoverable	4,599	1,669
1.01.02.05	Others	1,531	484
1.01.03	Inventory	71,647	62,625
1.01.03.01	Finished products	35,661	29,172
1.01.03.02	Merchandise for resale	3	3
1.01.03.03	Products in production	18,749	13,814
1.01.03.04	Raw materials	16,793	19,164
1.01.03.05	Packaging and consumable materials	441	472
1.01.04	Others	8,162	6,701
1.01.04.01	Deferred expenses	8,162	6,701
1.02	Long-term assets	2,059	1,533
1.02	Miscellaneous credits	0	0
1.02.02	Credits with Associates	0	278
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	278
1.02.02.03	With other associates	0	0
1.02.03	Others	2,059	1,255
1.02.03.01	Deposits for tax incentives	0	0
1.02.03.02	Judicial deposits	1,530	205
1.02.03.03	Deferred income tax and social contr.	483	470
1.02.03.04	Dep. linked account - company acquisition	0	533
1.02.03.05	Others	46	47
1.03	Permanent assets	76,547	78,581
1.03.01	Investments	46,551	47,640
1.03.01.01	Interest in affiliates	0	0
1.03.01.02	Interest in subsidiaries	46,143	47,232
1.03.01.02.01	Livraria e Papelaria Saraiva S.A	46,143	47,232
1.03.01.02.02	Formato Editorial Ltda.	0	0
1.03.01.03	Other investments	408	408
1.03.01.03.01	Tax incentives	352	352
1.03.01.03.02	Others	56	56
1.03.02	Permanent investments	26,463	26,813
1.03.02.01	Land	2,029	2,029
1.03.02.02	Buildings and constructions	5,228	5,301
1.03.02.03	Furniture, fixtures and installations	4,005	4,346
1.03.02.04	Vehicles	1,599	868
1.03.02.05	Machinery and equipment	3,764	3,922

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	**SARAIVA S.A. LIVREIROS EDITORES**	**60.500.139/0001-26**

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
1.03.02.06	Software and computer equipment	9,238	9,747
1.03.02.07	Other permanent investments	600	600
1.03.03	Deferred	3,533	4,128
1.03.03.01	Unamortized goodwill	2,282	2,786
1.03.03.02	Others	1,251	1,342

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 - BALANCE SHEET - LIABILITIES (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
2	Total liabilities	183,418	172,664
2.01	Current liabilities	69,242	55,033
2.01.01	Loans and financing	30,324	24,236
2.01.02	Debentures	0	0
2.01.03	Suppliers	28,915	19,890
2.01.04	Taxes, fees and contributions	1,416	1,348
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social burdens	1,416	1,348
2.01.05	Payable dividends	0	0
2.01.06	Provisions	4,749	7,558
2.01.06.01	Provision for vacation and burdens	3,080	2,644
2.01.06.02	Income tax provision	0	2,801
2.01.06.03	Social contribution provision	0	427
2.01.06.04	Management interest	590	1,275
2.01.06.05	Provision for holiday bonus and burdens	1,079	411
2.01.07	Debts with associates	0	0
2.01.08	Others	3,838	2,001
2.01.08.01	Accounts and expenses payable	1,192	429
2.01.08.02	Royalties payable	0	1,313
2.01.08.03	Equity capital interest	17	17
2.01.08.04	Management interest payable	0	0
2.01.08.05	Losses in derivatives transactions	2,629	242
2.01.08.06	Acquisition of subsidiary	0	0
2.02	Long-term liabilities	18,833	11,119
2.02.01	Loans and financing	7,339	8,150
2.02.02	Debentures	0	0
2.02.03	Provisions	6,494	2,436
2.02.03.01	Contributions and taxes	6,494	2,436
2.02.04	Debts with associates	0	0
2.02.04.01	Subsidiary	0	0
2.02.05	Others	0	533
2.03	Deferred income	0	0
2.05	Shareholders' equity	100,343	106,512
2.05.01	Paid-in capital	41,977	41,977
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Tax incentive reserve	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Revenue reserves	37,871	37,871
2.05.04.01	Legal reserve	6,980	6,980

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

02.02 - BALANCE SHEET - LIABILITIES (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
2.05.04.02	Statutory reserve	0	0
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Unrealized revenue reserve	0	0
2.05.04.05	Retention of earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	30,891	30,891
2.05.04.07.01	Reserve for capital increase	33,761	33,761
2.05.04.07.02	Treasury stock	(2,870)	(2,870)
2.05.05	Retained earnings/losses	6,548	12,717

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 - STATEMENT OF OPERATIONS (In thousands of Brazilian reais)

Code	Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2003	6-01/01/2003 to 09/30/2003
3.01	Gross revenue from sales and/or services	21,454	153,982	21,935	134,302
3.02	Deductions from gross revenue	(1,985)	(11,868)	(1,021)	(6,250)
3.03	Net revenue from sales and/or services	19,469	142,114	20,914	128,052
3.04	Cost of goods and/or services sold	(4,853)	(40,195)	(6,313)	(31,350)
3.05	Gross income	14,616	101,919	14,601	96,702
3.06	Operating expense/revenue	(24,062)	(91,049)	(24,794)	(81,948)
3.06.01	Selling expenses	(9,770)	(45,458)	(10,125)	(43,401)
3.06.02	General and administrative expenses	(9,824)	(31,229)	(9,317)	(28,172)
3.06.02.01	Management fees	(811)	(2,748)	(661)	(1,984)
3.06.02.02	Others	(9,013)	(28,481)	(8,656)	(26,188)
3.06.03	Financial	(1,486)	(5,168)	(3,006)	(2,595)
3.06.03.01	Financial revenue	(48)	868	236	954
3.06.03.02	Financial expenses	(1,438)	(6,036)	(3,242)	(3,549)
3.06.04	Other operating revenue	63	166	38	306
3.06.05	Other operating expenses	(1,956)	(6,070)	(1,779)	(5,515)
3.06.05.01	Depreciation and amortization	(1,945)	(6,002)	(1,767)	(5,413)
3.06.05.02	Others	(11)	(68)	(12)	(102)
3.06.06	Equity in subsidiary's income	(1.089)	(3,290)	(605)	(2,571)
3.07	Operating income	(9,446)	10,870	(10,193)	14,754
3.08	Non-operating income	8	(90)	(135)	70
3.08.01	Revenue	0	0	(135)	70
3.08.02	Expenses	8	(90)	0	0
3.09	Earnings before taxes/interest	(9,438)	10,780	(10,328)	14,824
3.10	Provision for income tax and social cont.	6,589	(912)	3,034	(6,478)
3.11	Deferred income tax	(4,005)	(3,967)	91	578

01.01 - IDENTIFICATION

1-CVM CODE	2 - COMPANY	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	60.500.139/0001-26

03.01 -STATEMENT OF OPERATIONS (In thousands of reais)

Code	Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2003	6-01/01/2003 to 09/30/2003
3.12	Statutory interest/contributions	685	(590)	431	(892)
3.12.01	Interest	685	(590)	431	(892)
3.12.01.01	Management interest	685	(590)	431	(892)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.15	Profit/loss for the period	(6,169)	5,311	(6,772)	8,032
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	22,936	22,936	22,936	22,936
	EARNINGS PER SHARE		0,23156		0,35019
	LOSS PER SHARE	(0,26897)		(0,29526)	

In thousands of Brazilian reais

1. Operations

Saraiva S.A. Livreiros Editores (the "Company") is engaged in the publication of elementary and high school textbooks, supplementary textbooks, legal textbooks and economics/management textbooks.

The Company experiences seasonality in its business, with 80% of its sales concentrated between the last quarter of the year and the first quarter of the next year. This sales concentration is due to two factors: (a) the back-to-school period in the first quarter; and (b) the sale of elementary textbooks to the government in the fourth and first quarters of the year.

2. Presentation of interim financial statements

The accompanying interim financial statements have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM).

Description of significant accounting practices is as follows:

a) Accounting estimates

Reviewed periodically and reflect management's best judgment as to the adequate amount to be recorded in the financial statements. Actual results may differ from those estimates.

b) Current and noncurrent assets

- **Temporary cash investments**

Stated at cost plus accrual income earned through the balance sheet date, which does not exceed market value.

- **Allowance for doubtful accounts**

Recorded in an amount considered sufficient to cover potential losses on the realization of trade accounts receivable and checks receivable. Uncollectible receivables are charged directly to income.

- **Inventories**

Stated at average acquisition or production cost, which does not exceed market value.

- **Other assets**

Stated at net realizable value.

c) Permanent assets

- **Investments**

Investment in subsidiary is accounted for using the equity method, and other investments are stated at cost less allowance for investment loss.

- **Property, plant and equipment**

Recorded at acquisition or construction cost. Depreciation is computed under the straight-line method based on the useful lives of the assets.

- **Deferred charges**

Stated at cost and refers to unamortized goodwill and preoperating expenses associated with commercial assignment and expenses incurred prior to the start-up of new stores. Preoperating expenses are amortized over five years or over the terms of the lease contracts, beginning upon the start-up of new stores.

The goodwill resulting from the acquisition of investments is based on the projected earnings capacity of the acquired business over the estimated period for return on investment and is amortized using the straight-line method in 60 monthly installments.

d) Current and long-term liabilities

- **Copyrights**

Recognized when sales are made and, in some cases, when publication rights are acquired. In the first case, copyrights are considered selling expenses and, in the second case, production cost.

- **Other**

Stated at known or estimated amounts plus charges, monetary and/or exchange variations incurred through the balance sheet date, if applicable.

e) Provision for taxes

Recognized based on the best estimates of the risk involved.

f) Income and social contribution taxes

Taxes on net income (loss) include current and deferred amounts.

Income tax is calculated at the rate of 15% on taxable income plus a 10% surtax, and social contribution tax is calculated at the rate of 9% on adjusted net income.

Deferred income and social contribution taxes are recorded in noncurrent assets and long-term liabilities, as stated in Note 11, to reflect future tax effects on temporary differences between the reported amounts of assets and liabilities and their tax bases, and tax loss carryforwards.

Deferred tax assets are: (a) based on expected future taxable income at the tax rates in effect at yearend; (b) reviewed and adjusted annually in the event there is any substantial change in expected profits; and (c) recorded in the financial statements according to the terms of CVM Instruction No. 371 of June 27, 2002.

3. Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiary, as follows:

	Ownership - %
	2004
Livraria e Papelaria Saraiva S.A.	99.91

The consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and standards established by the CVM, which comprise:

- Elimination of intercompany balances and transactions.
- Elimination of the Company's investment against subsidiary's shareholders' equity.
- Minority interest in shareholders' equity and net loss of the subsidiary is reported separately in the balance sheets and statements of operations, respectively.

4. Trade accounts receivable

	Company	Consolidated
Trade accounts receivable	16,279	14,704
Credit cards	145	13,981
Checks receivable	3,182	4,339
Allowance for doubtful accounts	(1,164)	(1,499)
	18,442	31,525

5. Inventories

	Company	Consolidated
Finished products	35,661	35,661
Products for resale	3	39,293
Work in process	18,749	18,749
Raw materials	16,793	16,793
Packing and consumption materials	441	820
	71,647	111,316

6. Investments

	Company	Consolidated
Investment in subsidiary	46,143	-
Other investments	1,810	2,480
Valuation allowance	(1,402)	(1,937)
	46,551	543

The investment in subsidiary refers to the equity interest in Livraria e Papelaria Saraiva S.A., as detailed below:

	Livraria e Papelaria Saraiva S.A.
Number of shares - thousands	57,540
Number of shares held - thousands	57,490
Ownership - %	99.91
Capital - R$	51,210
Shareholders' equity - R$	46,183
Investment - R$	46,143
Net loss, calculation basis for equity in subsidiary	(3,293)
Equity in subsidiary	(3,290)

04.01 - NOTES TO THE INTERIM FINANCIAL STATEMENTS

LIVRARIA E PAPELARIA SARAIVA S.A.

BALANCE SHEET AS OF SEPTEMBER 30, 2004
(In thousands of Brazilian reais - R$)

ASSETS	97,966	LIABILITIES AND SHAREHOLDERS' EQUITY	97,966
CURRENT ASSETS	**57,133**	**CURRENT LIABILITIES**	**29,541**
Cash and banks	1,309	Loans and financing	3,086
Temporary cash investments	-	Trade accounts payable	19,673
Trade accounts receivable	14,786	Income and social contribution taxes	2,101
Inventories	39,668	Other payables	4,681
Recoverable taxes	1,200		
Other receivables	51		
Prepaid expenses	119		
		LONG-TERM LIABILITIES	**22,242**
		Loans and financing	18,072
NONCURRENT ASSETS	**18,371**	Provision for taxes	4,009
Deferred income and social contribution taxes	9,503	Other	161
Other receivables	8,868		
PERMANENT ASSETS	**22,462**	**SHAREHOLDERS' EQUITY**	**46,183**
Investments	135	Capital	51,210
Property, plant and equipment	18,859	Capital reserves	2,190
Deferred charges	3,468	Accumulated deficit	(7,217)

7. Property, plant and equipment

	Annual depreciation rate - %	Company		
		Cost	Depreciation	Net
Buildings	4	8,212	(2,984)	5,228
Machinery and equipment	10	14,977	(11,213)	3,764
Furniture, fixtures and installations	10	21,847	(18,002)	3,845
Vehicles	20	3,186	(1,587)	1,599
Software and IT equipment	20	23,933	(14,695)	9,238
Land	-	2,029	-	2,029
Property, plant and equipment in progress	-	160	-	160
Other	-	600	-	600
		74,944	(48,481)	26,463

	Annual depreciation rate - %	Consolidated		
		Cost	Depreciation	Net
Buildings	4	10,108	(3,702)	6,406
Machinery and equipment	10	15,288	(11,442)	3,846
Furniture, fixtures and installations	10	67,204	(50,723)	16,481
Vehicles	20	3,343	(1,674)	1,669
Software and IT equipment	20	38,569	(25,189)	13,380
Land	-	2,032	-	2,032
Property, plant and equipment in progress	-	273	-	273
Other	-	1,235	-	1,235
		138,052	(92,730)	45,322

8. Deferred charges

	Company	Consolidated
Preoperating expenses and other deferred charges	2,691	25,404
Goodwill	10,066	10,066
Accumulated amortization	(9,224)	(28,469)
	3,533	7,001

On February 3, 2004, the Company transferred to deferred charges the amount of R$2,135 of goodwill from the acquisition of the subsidiary Formato Editorial Ltda. on August 26, 2003. This goodwill is being amortized under the straight-line method in 60 monthly installments beginning March 2004.

9. Loans and financing

	Company	Consolidated
Current:		
Loans:		
Bank overdraft facilities	2,678	2,678
Resolution No. 2,770	19,871	19,871
	22,549	22,549
Financing:		
In local currency-		
BNDES - FINEM	988	4,074
In foreign currency-		
International Finance Corporation - IFC	6,787	6,787
	7,775	10,861
	30,324	33,410
Long term:		
Financing:		
In local currency-		
BNDES - FINEM	742	4,751
In foreign currency-		
International Finance Corporation - IFC	6,597	6,597
	7,339	11,348

BACEN - Central Bank of Brazil

BNDES - National Economic and Social Development Bank

FINEM - Business Financing

Loans represented by bank overdraft facilities are subject to financial charges based on the variation of CDI (interbank deposit rate).

The loans obtained under BACEN Resolution No. 2,770 represent the onlending of funds raised abroad. Annual interest is added to the principal, which is also updated according to US dollar exchange rate variation. The loans are linked to interest rate swap operations equivalent to the CDI (Note 14), and are backed by promissory notes.

Financing from the BNDES - FINEM is collateralized by mortgage and bears interest of 3.5% per year plus TJLP (long-term interest rate). Financing obtained by the subsidiary Livraria e Papelaria Saraiva S.A. from the BNDES - FINEM is 100% guaranteed by the Company and bears interest of 3% to 3.5%, plus TJLP. With respect to the financing obtained by the Company, pursuant to the contract amendment made on July 29, 2002, the use and grace periods of the remaining subcredits were extended, and additional covenants were included, such as the Company may not reduce capital; may not participate in merger, spin-off or consolidation processes; and may not encumber or sell its permanent assets without prior authorization of the BNDES.

Financing from the IFC is subject to U.S. dollar variation and interest of 3% per year above LIBOR. The agreement is not secured by any collateral and, until the financing is fully repaid, the Company must maintain the current ownership interest in Livraria e Papelaria Saraiva S.A. and the controlling shareholders must together hold at least 50% of the Company's common shares with voting rights. The agreement also requires compliance with performance indicators related to: (a) current ratio; (b) indebtedness ratio; and (c) interest coverage ratio. In the period, the Company complied with the performance indicators established in the agreement.

Financing from the BNDES - FINEM has used for the acquisition and implementation an integrated business management system (ERP) and to build a distribution center. Financing obtained by the Company from the IFC and financing obtained by the subsidiary from the BNDES - FINEM was used for investment in megastores and modernization of the subsidiary's conventional stores.

10. Related-party transactions

Transactions with related parties include purchase and sale operations and loan agreements with Livraria e Papelaria Saraiva S.A., and were made under usual market conditions.

	Livraria e Papelaria Saraiva S.A.
Current assets-	
Accounts receivable	1,705
Current liabilities-	
Accounts payable	14
Sales of products	7,312
Purchases of products	7

11. Deferred income and social contribution taxes

Deferred Income and Social Contribution Taxes have the following origin:

	Company	Consolidated
Noncurrent assets:		
Tax loss carryforwards	-	4,692
Lawsuits - PIS/COFINS/"Plano Real"	483	5,294
	483	9,986
Long-term liabilities - under the caption "Taxes payable"-		
Inventory losses - tax incentive - Law No. 10,753/03	4,041	4,041
Deferral of accelerated depreciation incentive	121	121
Unamortized goodwill - article 7 of Law No. 9,532/97	165	165
	4,327	4,327

The Company, based on the opinion of its outside attorneys, considered the tax incentive established by Law No. 10,753/03 as a temporary difference between the tax basis and the respective book value, recognizing the tax effect in accordance with CVM Regulatory Instruction No. 371/02.

The reconciliation of the expense calculated by applying the combined tax rate and the tax expense charged to income is as follows:

	Company	Consolidated
Income before taxes on income	10,780	9,187
Combined tax rate - %	34.00	34.00
Taxes computed at the combined tax rate	(3,665)	(3,124)
Permanent additions:		
Equity in loss of subsidiary	(1,119)	-
Nondeductible income (expenses)	(165)	(223)
Permanent exclusions:		
Other	53	53
Other items	17	5
	(4,879)	(3,289)

	Company	Consolidated
Income and social contribution taxes:		
Current	(912)	(912)
Deferred	(3,967)	(2,377)
	(4,879)	(3,289)
Effective tax rate - %	45.30	35.80

CVM Instruction No. 371 of June 27, 2002

The Company and its subsidiary Livraria e Papelaria Saraiva S.A., based on: (a) the expectation of future taxable income and positive cash flows discounted to present value; and (b) actions being taken by the subsidiary's management to turn around the scenario of the losses incurred in the last three years, and therefore pursuant to CVM Instruction No. 371/02, maintained in their financial statements the deferred tax asset calculated on the long-term liability represented by lawsuits challenging Federal taxes and, in the subsidiary's case, also on tax loss carryforwards.

Management considers the carrying amount of the Company's deferred tax assets for temporary differences realizable in proportion to the final resolution of lawsuits.

The subsidiary's deferred tax asset is expected to be realized within four years from the current year, as follows:

Balance sheets as of	Realization of deferred tax asset	Deferred tax asset
June 30, 2004	-	9,503
December 31, 2004 (six months)	2,496	7,007
December 31, 2005	2,481	4,526
December 31, 2006	1,374	3,152
December 31, 2007	1,792	1,360
December 31, 2008	1,360	-

12. Provision for taxes

The Company and its subsidiary Livraria e Papelaria Saraiva S.A. are challenging in court the legality of Federal taxes, such as PIS and COFINS (taxes on revenue), IR (income tax) and CSLL (social contribution tax).

The residual contingent liability, included under the caption "Provision for taxes - long-term", is composed of:

	Company	Consolidated
PIS/COFINS - expansion of tax basis and rate increase	176	9,026
IR/CSLL - "Plano Real" (economic plan) - Law No. 8,880/94	1,991	11,213
Total	2,167	20,239

13. Shareholders' equity

A capital increase to R$41,977 was approved at the Annual Extraordinary Shareholders' Meeting on April 29, 2004, through the absorption of the profit reserve in the amount of R$2,256, without any change in the number of shares.

Fully paid-up capital as of August 30, 2004 is R$41,977, represented by 23,269,203 shares, of which 9,622,313 are common and 13,646,890 are preferred without par value. The Company is authorized to increase its capital by up to 10,000,000 shares through the issuance of new shares for subscription, regardless of amendment to bylaw.

Preferred shares cannot exceed 2/3 of total shares issued; are nonvoting, except in the circumstances specified by law or bylaws; are nonconvertible into common shares; and entitle their holders to: (a) special treatment in the event of sale of control of the Company, according to the terms of the bylaws; (b) dividends equal to those paid on common shares; and (c) share in the distribution of bonus shares resulting from capitalization of reserves, retained earnings and any other funds, under the same conditions as the holders of common shares.

Any change in preference, rights and advantages of preferred shares is subject to prior approval, or ratification for a nonextendible term of one year, of the holders of more than a half of these shares at a special meeting.

All shares are entitled to a minimum dividend of 25% of adjusted net income for each year.

The remaining balance of retained earnings is prior to the effective date of Law No. 6,404/76.

Treasury shares - CVM Instructions No. 10/80 and No. 298/97 (included under the caption "Profit reserves")

According to bylaws, the Company is authorized to acquire 500,000 of its own preferred shares to be held in treasury.

In the period there was no share purchase transaction. Treasury shares as of September 30, 2004 total 332,500 with market value of R$4,090,000 (R$12.30 per share as of September 30, 2004).

14. Financial instruments

Derivatives

The Company enters into operations recorded in balance sheet accounts in order to meet its operating needs and hedge against risks of foreign currency and interest rate changes. The operations are conducted with sound financial institutions and managed by the finance area by setting position and exposure limits and monitoring the risks involved.

Derivatives operations conducted by the Company in the period were as follows:

a) Foreign exchange hedge contract - noncash swap to hedge the amortization installments of financing with the International Finance Corporation - IFC. The operations were contracted in September 2003, January 2004 and August 2004, maturing in June 2004, December 2004 and June 2005, respectively. The involved asset was US$3,650,000, and the net gain recorded in financial income was R$402.

   The amount subject to exchange variation corresponds to the two remaining installments of the agreement with the IFC falling due in December 2005 and June 2006, equivalent to US$2,308,000 (R$6,597).

b) Interest rate swap agreements linked to loans obtained under BACEN Resolution No. 2,770 in 2003 and 2004. Financial expenses recorded in the period were R$1,232, equivalent to the variation of CDI.

Other financial instruments

In accordance with CVM Resolution No. 235/95, the carrying amounts and fair values of the financial instruments recorded in the consolidated balance sheet as of August 30, 2004 are as follows:

	Consolidated	
	Carrying amount	Market value
Cash and banks	1,740	1,740
Loans and financing:		
Local currency	11,503	11,503
Foreign currency	33,255	33,255

Criteria, assumptions and limitations used in calculating fair values

a) *Cash and cash equivalents*

Cash and cash equivalents are represented by unrestricted bank deposits.

b) *Loans and financing*

The carrying amounts of loans and financing correspond substantially to financing from the BNDES and IFC. The fair value of this financing is equal to the carrying amounts, since there are no similar instruments in the domestic market with comparable maturity and interest rates.

c) *Limitations*

The fair values were estimated at a specific time, based on relevant market information. Changes in assumptions can significantly affect those estimates.

15. Financial expenses

Financial expenses are comprised of:

	Company	Consolidated
Financial expenses - operations under BACEN Resolution No. 2,770	1,232	1,232
Financial expenses - exchange hedge	502	502
Interest, monetary and exchange variations on loans and financing	880	1,629
Other interest and monetary variation	2,270	2,869
CPMF (tax on bank transactions)	760	1,511
Other financial expenses	392	813
	6,036	8,556

16. Insurance

As of August 30, 2004, the Company and its subsidiary had insurance coverage against fire and sundry risks for fixed assets and inventories, in amounts considered sufficient to cover potential losses.

05.01 - COMMENTS FOR THE INTERIM FINANCIAL STATEMENTS

See Comments on Consolidated Performance - 08/ITR.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
1	Total assets	233,538	222,286
1.01	Current assets	160,242	147,927
1.01.01	Cash and cash equivalents	1,740	2,051
1.01.01.01	Cash and banks	1,740	2,051
1.01.01.02	Financial applications	0	0
1.01.02	Credits	38,905	34,237
1.01.02.01	Clients	31,525	30,421
1.01.02.02	Taxes recoverable	5,798	3,225
1.01.02.04	Others	1,582	591
1.01.03	Inventory	111,316	104,913
1.01.03.01	Finished products	74,954	71,085
1.01.03.02	Products in production	18,749	13,814
1.01.03.03	Raw materials	16,793	19,164
1.01.03.04	Packaging and consumable materials	820	850
1.01.04	Others	8,281	6,726
1.01.04.01	Deferred expenses	8,281	6,726
1.02	Long-term assets	20,430	19,101
1.02.01	Other Credits	0	0
1.02.02	Credits with Associates	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Subsidiaries	0	0
1.02.02.03	With other associates	0	0
1.02.03	Others	20,430	19,101
1.02.03.01	Deposits for tax incentives	0	0
1.02.03.02	Judicial deposits	10,395	9,048
1.02.03.03	Deferred income tax and social contr.	9,986	9,471
1.02.03.04	Others	49	582
1.03	Permanent assets	52,866	55,258
1.03.01	Investments	543	543
1.03.01.01	Interest in affiliates	0	0
1.03.01.02	Interest in subsidiaries	0	0
1.03.01.02.01	Livraria e Papelaria Saraiva S.A	0	0
1.03.01.03	Other investments	543	543
1.03.01.03.01	Tax incentives	487	487
1.03.01.03.02	Others	56	56
1.03.02	Permanent investments	45,322	46,794
1.03.02.01	Land	2,032	2,032
1.03.02.02	Buildings and constructions	6,406	6,499
1.03.02.03	Furniture, fixtures and installations	16,754	17,862
1.03.02.04	Vehicles	1,669	945
1.03.02.05	Machinery and equipment	3,846	4,010
1.03.02.06	Software and computer equipment	13,380	14,211

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
1.03.02.07	Other permanent investments	1,235	1,235
1.03.03	Deferred	7,001	7,921
1.03.03.01	Unamortized goodwill	2,282	2,786
1.03.03.02	Others	4,719	5,135

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
2	Total liabilities	233,538	222,286
2.01	Current liabilities	97,079	81,732
2.01.01	Loans and financing	33,410	27,511
2.01.02	Debentures	0	0
2.01.03	Suppliers	46,885	37,232
2.01.04	Taxes, fees and contributions	3,517	3,074
2.01.04.01	Income tax	0	0
2.01.04.02	Social contribution	0	0
2.01.04.03	Taxes and social burdens	3,517	3,074
2.01.05	Payable dividends	0	0
2.01.06	Provisions	6,864	9,638
2.01.06.01	Provision for vacation and burdens	4,603	4,502
2.01.06.02	Income tax provision	0	2,801
2.01.06.03	Social contribution provision	0	427
2.01.06.04	Management interest	590	1,275
2.01.06.05	Provision for holiday bonus and burdens	1,671	633
2.01.07	Debts with associates	0	0
2.01.08	Others	6,403	4,277
2.01.08.01	Accounts and expenses payable	2,173	1,264
2.01.08.02	Royalties payable	0	1,313
2.01.08.03	Equity capital interest	17	17
2.01.08.04	Management interest payable	0	0
2.01.08.05	Losses in derivatives transactions	2,629	242
2.01.08.06	Rents payable	1,584	1,441
2.01.08.07	Management interest	0	0
2.02	Long-term liabilities	36,076	34,001
2.02.01	Loans and financing	11,348	12,882
2.02.02	Debentures	0	0
2.02.03	Provisions	24,566	20,329
2.02.03.01	Contributions and taxes	24,566	20,329
2.02.04	Debts with associates	0	0
2.02.05	Others	162	790
2.03	Deferred income	0	0
2.04	Subsidiary	40	41
2.05	Shareholders' equity	100,343	106,512
2.05.01	Paid-in capital	41,977	41,977
2.05.01.01	Updated capital	41,977	41,977
2.05.02	Capital reserves	13,947	13,947
2.05.02.01	Tax incentive reserve	4,427	4,427
2.05.02.02	Investors' goodwill reserve	8,653	8,653
2.05.02.03	Working capital reserve	724	724
2.05.02.04	Others	143	143
2.05.03	Revaluation reserves	0	0
2.05.03.01	Owned assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais)

Code	Description	09/30/2004	06/30/2004
2.05.04	Revenue reserves	37,871	37,871
2.05.04.01	Legal reserve	6,980	6,980
2.05.04.02	Statutory reserve	0	0
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Unrealized revenue reserve	0	0
2.05.04.05	Retention of earnings	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	30,891	30,891
2.05.04.07.01	Reserve for capital increase	33,761	33,761
2.05.04.07.02	Treasury stock	(2,870)	(2,870)
2.05.05	Retained earnings/losses	12,717	12,717

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of Brazilian reais)

Code	Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2003	6-01/01/2003 to 09/30/2003
3.01	Gross revenue from sales and/or services	77,648	333,128	73,058	295,188
3.02	Deductions from gross revenue	(10,839)	(39,360)	(6,763)	(23,846)
3.03	Net revenue from sales and/or services	66,809	293,768	66,295	271,342
3.04	Cost of goods and/or services sold	(32,948)	(132,096)	(33,441)	(117,612)
3.05	Gross income	33,861	161,672	32,854	153,730
3.06	Operating expense/revenue	(43,794)	(152,385)	(43,184)	(139,952)
3.06.01	Selling expenses	(25,003)	(93,532)	(24,070)	(87,629)
3.06.02	General and administrative expenses	(13,319)	(41,009)	(12,235)	(37,643)
3.06.02.01	Management fees	(1,041)	(3,599)	(1,035)	(3,106)
3.06.02.02	Others	(12,278)	(37,410)	(11,200)	(34,537)
3.06.03	Financial	(2,217)	(7,568)	(3,810)	(5,256)
3.06.03.01	Financial revenue	(3)	988	299	1,116
3.06.03.02	Financial expenses	(2,214)	(8,556)	(4,109)	(6,372)
3.06.04	Other operating revenue	355	865	329	980
3.06.05	Other operating expenses	(3,610)	(11,141)	(3,398)	(10,404)
3.06.05.01	Depreciation and amortization	(3,471)	(10,683)	(3,353)	(10,245)
3.06.05.02	Others	(139)	(458)	(45)	(159)
3.06.06	Equity in subsidiary's income	0	0	0	0
3.07	Operating income	(9,933)	9,287	(10,330)	13,778
3.08	Non-operating income	(8)	(100)	(169)	(116)
3.08.01	Revenue	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (In thousands of reais)

Code	Description	3-07/01/2004 to 09/30/2004	4-01/01/2004 to 09/30/2004	5-07/01/2003 to 09/30/2004	6-01/01/2003 to 09/30/2003
3.08.02	Expenses	(8)	(100)	(169)	(116)
3.09	Earnings before taxes/interest	(9,941)	9,187	(10,499)	13,662
3.10	Provision for income tax and social cont.	6,589	(912)	2,961	(6,551)
3.11	Deferred income tax	(3,503)	(2,377)	334	1,810
3.12	Statutory interest/contributions	685	(590)	431	(892)
3.12.01	Interest	685	(590)	431	(892)
3.12.01.01	Management interest	685	(590)	431	(892)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.14	Minority interest	1	3	1	3
3.15	Profit/loss for the period	(6,169)	5,311	(6,772)	8,032
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	22,936	22,936	22,936	22,936
	EARNINGS PER SHARE		0.23156		0.35019
	LOSS PER SHARE	(0.26897)		(0.29526)	

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

The Company's operational and financial information refers to the first nine months of 2004 (9M04), unless otherwise indicated, and is consolidated and expressed in Brazilian reais, in conformity with Brazilian corporate law. All comparisons were made with the first nine months of 2003 (9M03), unless otherwise specified. Please note that, due to the strongly seasonal nature of the book publishing industry, an isolated analysis of the third quarter is little representative in relation to the year-to-date result.

HIGHLIGHTS AND OUTLOOK

The analysis of the main consolidated financial data for 9M04 indicates improvements in revenue from sales but decreases in profitability indicators. The main factors that account for the performance reduction in 9M04, and that at the same time justify the positive outlook from 2005 onwards, are as follows:

FACTOR	IMPACT ON 9M04	EVENT	OUTLOOK
PIS/COFINS (Taxes on revenue) rate	Increase in the Cofins rate from 3.0% to 7.6% effective Feb/04, resulting in a significant increase in tax burden. Total PIS/COFINS on sales changed to 9.25%	PIS/Cofins rates reduction to zero on the sale of technical and scientific books, according to Law No. 10,925/04 of July 26, 2004, whose application is pending issuance of regulations. *	Burden reduction on book production and sales, with possibly major benefits to Editora and Livraria's results and investment capacity
Financial income (expense)	Appreciation of the Brazilian real in 9M03 was 17.3%, resulting in significant reversal of exchange variation expense on long-term liabilities stated in US dollars and affecting the comparability with 9M04, when appreciation was 1.1%.	Reduction of consolidated indebtedness from R$ 62.1 million at end of 9M03 to R$ 45.6 million at end of 9M04. Of this total, liabilities subject to exchange variation were also reduced to US$ 2.3 million.	Lower impact of financial expenses in net result and greater investment potential with third parties' capital in Saraiva Group companies.
Cash management	A R$ 2.0 million impact arising from extraordinary headcount reduction payments and indemnities	Implementation of a cash management action plan for reducing costs and decreasing working capital requirements	Estimated consolidated savings of R$ 4.1 million per year.
Textbook purchases by Government	Publicity investments for participation in the National Textbook Program (PNLD/05) and in the National High School Textbook Program (PNLEM/05)	Disclosure of official data on textbook sales: Saraiva in 3rd place in the PNLD/05 and 2nd place in the PNLEM/05	Editora's sales potential is reinforced not only by its continued participation in PNLD, but also by the 2nd place achieved in the PNLEM and the Government's intention to gradually meet the needs of all high school subjects and grades in the public school system.
Economic activity	Economic downturn scenario at the beginning of the year, with a gradual improvement over the course of the year.	Main indicators of the economic reactivation indicate economic growth	The economic growth scenario favors the publishing market's outlook, and especially Saraiva's retail activity

* Issuance of regulations depends on the release of joint standards by the Ministry of Education and the Federal Revenue Service (SRF).

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Revenue - Consolidated gross revenue totaled R$ 333.1 million, representing growth of 12.9% in relation to 9M03, while net revenue increased only 8.3%, due to the increase in the Cofins (tax on revenue) rate, effective since February 2004. The increase in textbook sales to the Government and the higher revenue from on-line retail sales were crucial for this performance;

EBITDA - Consolidated gross cash flow (EBITDA) reached R$ 27.5 million in 9M04, down 5.9% from R$ 29.3 million for the same period of 2003. The EBITDA margin was 9.4%, compared to 10.8% in 9M03. This result reflects the impact of the Cofins tax rate increase on Editora's results, and also the effect of extraordinary expenses in the amount of R$ 2.0 million, and the changes in its sales mix resulting from a higher share of sales to the Government in the total sales volume;

Net income (loss) - Consolidated net income was R$ 5.3 million, down from the R$ 8.0 million obtained in 9M03;

E-Commerce - Gross revenue from electronic commerce grew 37% and accounted for 20.1% of Livraria's total revenue (16.2% in 9M03). It also contributed R$ 2.1 million to the consolidated EBITDA (R$ 0.5 million in 9M03).

EDITORA SARAIVA (SARAIVA S/A LIVREIROS EDITORES)

Editora Saraiva is the controlling shareholder of Livraria Saraiva, holding 99.91% of the shares - two different business activities and corporate names.

The table below summarizes the main financial and economic performance data:

Description	9M04		9M03		HA %
	R$ 000	VA %	R$ 000	VA %	
Gross revenue	153,982	*108.4*	134,302	*104.9*	14.7
Net revenue	142,114	*100.0*	128,052	*100.0*	11.0
Gross profit	101,919	*71.7*	96,702	*75.5*	5.4
Operating expenses	82,689	*58.2*	76,986	*60.1*	7.4
EBITDA	25,330	*17.8*	25,333	*19.8*	0.0
Financial expenses, net	5,168	*3.6*	2,595	*2.0*	99.2
Net income before equity in subsidiary	8,601	*6.1*	10,603	*8.3*	-18.9
Net income	5,311	*3.7*	8,032	*6.3*	-33.9

VA - vertical analysis
HA - horizontal analysis

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Gross revenue


Gross Revenue (R$ million)
110.3
116.6
122.4
134.3
154.0
9M00
9M01
9M02
9M03
9M04

Gross revenue totaled R$ 154.0 million in 9M04, an increase of 14.7%. Net revenue had a lower increase, of 11.0%, due to the increase in the Cofins rate.

The good sales performance in the period was basically due to two factors:

✓ Sales to the Government: strong growth due to the higher allocation of sales related to the PNLD/04 to 1Q04, when compared to the PNLD/03 sales recorded in 1Q03, as shown below:

PNLD (school year)
Total sales (Contract value)
R$ million
Allocation of Sales (fiscal year)
R$ million
2H02 1H03 2H03 1H04
,>>>.

PNLD School Year	Total Sales (Contract value) R$ million	Allocation of Sales (fiscal year) R$ million			
		2H02	1H03	2H03	1H04
2003	41.4	36.5	4.9		
2004	85.5			57.4	28.1

✓ Sales in the private market: As expected, there was a reduction of 2.7% in the period, resulting from legal books' lower share of sales - there had been above-average sales in 9M03 due to the new Brazilian Civil Code, which took effect in January 2003.

08.01 - COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Governmental Purchases of Textbooks

The main ongoing programs are as follows:

Program/ School Year	Total sales (Contract value) R$ million	Stage	Estimated allocation of sales
PNLD/05 (1)	72.6	Contracted	4Q04/1Q05
PNLEM/05	5.1	Contracted	4Q04/1Q05
PNLEM MG/05 (2)	To be defined	Selection (4)	4Q04/1Q05
"HUNGRY FOR BOOKS" (3)	To be defined	Being contracted	4Q04/1Q05

(1) Includes the PNLD/05 contract with the Foundation for Education Development of the State of São Paulo (FDE/SP)

(2) The program expects to purchase 1.8 million books from participating publishers for high school students of the public school system of Minas Gerais state.

(3) The program comprises the installation of libraries in over one thousand Brazilian municipalities.

(4) The program is in the stage of choosing the books to be purchased..

Regarding the PNLEM/05, please note that this program is a pilot project, in which 2.7 million books are being purchased for students of public school systems in the North and Northeast regions. Saraiva obtained an expressive share of 24% of this volume. For the PNLEM/06, to be contracted in 2005, the Government has announced its intention to expand the purchase to cover all high school students in Brazil's public school system.

It should be emphasized that the unit price for sale within the PNLD/05 program was nearly the same as the price negotiated for the previous PNLD, in spite of production cost increases. This negotiation was closed based on the Government's argument that the regulation of Law No. 10,925/04 would be issued in time to include the zero rate for PIS and Cofins (taxes on revenue) for books sold to the program. The standardization is expected for the near future.

Gross Profit

In 9M04, gross profit was R$ 101.9 million, representing an increase of 5.4% in relation to 9M03. The increase was lower than that observed in revenues, due to:

- ✓ Change in the sales mix, with a lower share of legal books and a higher share sales to the Government;
- ✓ Negative impact of the increase in the Cofins rate (net of credits from purchases of production inputs).

Income (Loss) from Operations

The operating expenses-operating income ratio presented a gain, from 60.1% in 9M03 to 58.2% in 9M04. The performance evaluation is even more positive when we consider that expenses, in 2004, are pressured upwards by the collective labor agreement of a 17.5% salary increase, granted in the last twelve months, and also by extraordinary expenses arising from termination payments and indemnities, amounting to R$ 793,000.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

It is important to highlight the achievements with the action plan focused on cash management, through personnel restructuring and process rationalization, with estimated annual savings of R$ 3.6 million.

An analysis of the behavior of operating expenses, eliminating the effect of the Cofins increase and extraordinary expenses, is provided below:

R$ 000	9M04	9M03
Operating expenses	82,689	76,986
(+) Pis/Cofins Credits on expenses	377	123
(-) Extraordinary expenses	793	0
(=) Adjusted operating expenses	82,273	77,109
Operating expenses/gross sales	53.4%	57.4%

Cash Flow

Gross cash flow remained unchanged at R$ 25.3 million. However, the EBITDA margin was affected by a reduction in gross margin, and declined from 19.8% in 9M03 to 17.8% in 9M04.

Financial Income (Expenses)

Net financial expenses amounted to R$ 5.2 million in 9M04, against R$ 2.6 million in the same period of the previous year. This increase is mainly the consequence of the strong currency appreciation in 9M03, which resulted in the reversal of the exchange variation expense on long-term liabilities denominated in US dollars, and affected the comparison basis.

Net income

The lower gross margin and the increase in financial expenses resulted in lower net income figure for the period. Net income, before equity in subsidiary Livraria Saraiva, reached R$ 8.6 million in 9M04, an amount 18.9% lower than the R$ 10.6 million obtained in 9M03. Net income after equity in subsidiaries was R$ 5.3 million in 9M04, or R$ 2.7 million less than in 9M03.

Investments

Total investments in 9M04 reached R$ 3.9 million, mostly allocated to information technology and the merger of Formato Editorial.

Product Launches

For 9M04, the following should be highlighted:

- ✓ The preparation for the launch, in the legal books area, of the *Curso & Concurso* collection. Between October 2004 and January 2005, 31 volumes will be launched, with significant sales potential;
- ✓ The launch, by means of the electronic legal content division, Saraiva Data (www.saraivajur.com.br), of the second edition of the Brazil's best selling legal software, *Concursos Jurídicos*.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

LIVRARIA SARAIVA (LIVRARIA E PAPELARIA SARAIVA S/A)

Shown below are the main financial and economic performance data:

Description	9M04		9M03		HA %
	R$ 000	VA %	R$ 000	VA %	
Gross revenue	186,466	*117.3*	169,636	*111.6*	9.9
Net revenue	158,974	*100.0*	152,040	*100.0*	4.6
Gross profit	59,761	*37.6*	57,043	*37.5*	4.8
Operating expenses	62,541	*39.3*	58,505	*38.5*	6.9
EBITDA	2,209	*1.4*	3,989	*2.6*	-44.6
Net income	(3,293)	*-2.1*	(2,507)	*-1.6*	31.4

Gross Revenue


Gross revenue (R$ million)
131.6
156.6
162.3
169.6
186.5
9M00
9M01
9M02
9M03
9M04

Gross revenue of Livraria increased 9.9% in 9M04, totaling R$ 186.5 million. This increase was higher than the nominal revenue growth for the period from January to August, of 7.9%, in the "books, newspapers, magazines and stationery" segment, according to the Monthly Commerce Survey released by the Brazilian Institute of Geography and Statistics (IBGE).

The revenue increase was leveraged by the continued excellent performance of the e-commerce division, which increased 37% in 9M04 when compared to 9M03.

The increase in net revenue was 4.6%, lower than that in gross revenue, due to the increase in the Cofins rate starting in February 2004.

Gross Profit

Gross profit in 9M04 was R$ 59.8 million, against R$ 57.0 million in 9M03, representing growth of 4.8%. Gross margin remained practically unchanged, at 37.6% in 9M04 and 37.5% in 9M03. Please note that, in Livraria, the effect of the increase in the Cofins rate has practically no effect on gross profit, since it is offset by the Cofins tax credit from the acquisition of products for resale.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Income (Loss) from Operations

In 9M04, various actions were implemented to reduce the Company's expense structure, including personnel rationalization and renegotiation of the main contracts, especially those related to store rental.

The benefits of these actions, however, will become clearer beginning in 2005, due to the impact of extraordinary expenses on employment termination and indemnities in 2004. Please note that expenses in 9M04 are pressured upwards due to the collective labor agreement salary increase of 12.5%, granted in December 2003.

The analysis of the expense increase in the period, eliminating the effect of the increase in the Cofins rate and nonrecurring expenses, is presented below:

R$ 000	9M04	9M03
Operating expenses	62,541	58,505
(+) Pis/Cofins tax credits on expenses	1,310	230
(-) Extraordinary expenses	1,225	0
(=) Adjusted operating expenses	62,626	58,735
Operating expenses/gross revenue	33.6%	34.6%

Cash Flow

The positive highlight is the performance of the on-line retail sales division, which contributed R$ 2.1 million to gross operating cash flow (EBITDA) in 9M04, which was R$ 1.6 million higher than in 9M03. However, Livraria's EBITDA declined from R$ 4.0 million in 9M03 to R$ 2.2 million in 9M04, under the impact of extraordinary expenses and continued economic sluggishness at the beginning of this year.

Working Capital

The Company has been working on a wide-ranging project to intensify partnerships with suppliers, and has also focused its efforts on logistics modernization and centralization of purchases in order to reduce its working capital requirements.
The results achieved are evidence of important improvements: inventory turnover was reduced by 6 days and average term for supplier payments was extended by 2 days.

Net Income (Loss)

In spite of the improvement in on-line retail sales results, the weak performance of physical stores resulted in a worse negative net margin, which increased from 1.6% in 9M03 to 2.1% in 9M04.

Investments

Investments in 9M04 totaled R$ 1.0 million and were focused mainly on information technology and maintenance.

Saraiva.com - e-commerce Division (on-line retail sales)

The on-line retail sales division started at the end of the 1H04 the implementation of its project for expanding its mix of products available, with the inclusion of the stationery, electronics, bicycles and fitness equipment and toys areas, and also expanded computer accessories and software products.

The strategic plan involves the inclusion of new products to increase the average purchase amount, without increasing the fixed structure and adopting special supply conditions with low impact on working capital.

Results achieved in 9M04 have shown significant improvements, as demonstrated by the following indicators:


Gross Revenue (R$ million)
CAGR = 54.1%
6.7
11.7
17.9
27.5
37.5
9M00
9M01
9M02
9M03
9M04

Indicators	9M04	9M03	VAR
Gross revenue (R$ 000)	37,513	27,481	37%
EBITDA (R$ 000)	2,105	480	339%
Trade accounts receivable (000)	1,336	933	43%
% of Livraria's gross revenue	20.1%	16.2%	24%
Average purchase amount (R$)	75.80	68.60	10%

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

CONSOLIDATED

The table below shows the main consolidated financial and economic performance data:

R$ 000	9M04	9M03	VAR
Gross revenue	333,128	295,188	12.9%
Net revenue	293,768	271,342	8.3%
Gross profit	161,672	153,730	5.2%
Gross margin	*55.0%*	*56.7%*	
Income (loss) from operations (EBIT) (a)	16,855	19,034	-11.4%
Operating margin	*5.7%*	*7.0%*	
Financial income (expenses)	(7,568)	(5,256)	44.0%
Net income	5,311	8,032	-33.9%
Net margin	*1.8%*	*3.0%*	
EBITDA (b)	27,538	29,279	-5.9%
EBITDA margin	*9.4%*	*10.8%*	
Total assets	233,538	254,404	-8.2%
Shareholders' equity	100,343	98,550	1.8%
Net indebtedness	45,645	62,064	-26.5%

(a) Before financial income (expenses)

(b) Income (loss) from operations before interest, taxes, depreciation and amortization

Consolidated Gross Revenue


9M 04
Livraria
56%
Editora
44%
9M 03
Livraria
57%
Editora
43%

Gross Revenue

Consolidated gross revenue grew 12.9%, from R$ 295.2 million in 9M03 to R$ 333.1 million in 9M04. This performance especially reflects the increase in sales to the Government (PNLD) and the increased revenue from on-line retail sales.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Gross Revenue (R$ million)
>>>


Gross Revenue (R$ million)
235.4
267.2
278.7
295.2
333.1
9M00
9M01
9M02
9M03
9M04

Gross Profit

Consolidated gross profit totaled R$ 161.7 million in 9M04, exceeding the R$ 153.7 million obtained in the same period of 2003. The negative impact of the increase of Editora's Cofins rate did not allow a more representative improvement in gross profit. The consolidated gross margin was also negatively impacted by Editora's gross margin reduction, which was due to the higher share of sales to the Government in total sales, and decreased from 56.7% in 9M03 to 55.0% in 9M04.

Income (Loss) from Operations

Income (loss) from operations before financial expenses (EBIT) was R$ 16.9 million in 9M04, which represents an 11.4% reduction in relation to 9M03.

Cash Flow

Gross cash flow (EBITDA) declined 5.9%, from R$ 29.3 million in 9M03 to R$ 27.5 million in 9M04, as a result of extraordinary expenses incurred in the period and also due to economic sluggishness at the beginning of the year, in addition to the negative impact on Editora's results arising from the increase of the Cofins rate.

Reconciliation of EBITDA -R$ 000	9M04	9M03	VAR
Income (loss) from operations after financial expense, net	9,287	13,778	-32.6%
(+) Depreciation and amortization	10,683	10,245	4.3%
(+) Financial expenses, net	7,568	5,256	44.0%
(=) EBITDA	27,538	29,279	-5.9%

Financial Income (Expenses)

In 9M04, consolidated net financial expense totaled R$ 7.6 million, which represents a 44.0% increase in relation to the same period in the previous year. The main factor determining this increase was the strong currency appreciation in 9M03, which resulted in a significant reversal of the exchange variation expense on long-term debt denominated in US dollars, affecting the comparison basis.

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE FOR THE QUARTER

Net income

Consolidated net income totaled R$ 5.3 million in 9M04, down R$ 2.7 million from the R$ 8.0 million obtained in 9M03. The main factors leading to the decrease in consolidated net income were:

- ✓ Effect of extraordinary expenses on employment terminations and indemnities in the consolidated amount of R$ 2.0 million;
- ✓ Negative impacts on Editora's results, arising from the increase in the Cofins rate and the increase in net financial expenses;
- ✓ The lower contribution of Livraria's net income.

Investments

Total consolidated investments in 9M04 reached R$ 3.6 million, mostly allocated to information technology.

Cash Management

In 9M04 the Company implemented an action plan focused on the Company's cash management, which resulted in expected consolidated annual savings of approximately R$ 4.1 million. The results of the adopted actions, however, will become clearer beginning in 2005, due to the recognition, in 2004, of extraordinary expenses on employment termination and indemnities.

GVA - Value-Based Management System

Over the course of 2004, the Company has been performing actions for achieving organization commitment and alignment in relation to value based management. Improvements in value creation and measurement mechanisms are planned for 2005, to allow all managers to base their decision making on the generation of value.

CAPITAL STRUCTURE

Consolidated net indebtedness continued showing strong reductions, falling from R$62.1 million in September 2003 to R$ 45.6 million in September 2004.

The Company maintained its strategy of minimizing the impact of exchange variation on its cash, and structuring hedge operations for current installments of long-term debt denominated in US dollars.

Financial liability subject to exchange variation, at the end of September 2004, was equivalent to R$ 6.6 million (US 2.3 million), comprising two semiannual installments maturing in December 2005 and June 2006.

CAPITAL MARKET

The table below summarizes the movement of the Company's shares, comparing 9M04 and 9M03:

INDICATORS	9M04	9M03	Var. %
Number of trades (1)	384	367	5%
Participation in trading sessions - % (1)	52.7	61.5	-14%
Quantity traded – thousand shares (1)	2,466	1,808	36%
Volume traded - R$ 000 (1)	26,058	15,862	64%
Share price - R$ (1) (2)	12.30	8.20	50%
Total shares outstanding - thousands (2)	22,937	22,937	0%
Market value - R$ million (2)	282.1	188.1	50%

Source: Bovespa

(1) Refers to registered preferred shares (SLED4)

(2) At the end of the period

SUBSEQUENT EVENTS

In a meeting held on November 10, 2004, between Federal Government representatives (with the participation of the President, the Senate President and the Ministers of Education, Culture and Finance) and representatives of book publishers and retailers, President Luiz Inácio Lula da Silva announced that the production, sale and distribution of books will be exempt from the federal taxes PIS and Cofins (their combined tax rate amounts to 9.25% on sales).

On the other hand, a contribution tax of 1% on book sales revenue will be created, to go towards a reading promotion fund.

In his announcement, the President stressed that the benefit will be granted soon, and also indicated that the tax exemption will be extended to all books instead of being restricted to technical and scientific ones, and will thus affect Editora's total revenues and a significant portion of Livraria's sales.

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

09.01- SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2- COMP	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)	4 -	5 - % Interest on the subsidiary equity	6- % Liquid investment of the company
7- Company		8- Number of Shares on the six month period	9- Number of shares on the quarter		
01	LIVRARIA E PAPELARIA SARAIVA S.A.	**61.254.454/0001-83**		99,91	45,99
Comercial company, Manufactoring and others		57,490	57,490		

17.01 - INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors of
Saraiva S.A. Livreiros Editores
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Saraiva S.A. Livreiros Editores and subsidiary (Company and Consolidated), consisting of the balance sheets as of September 30, 2004, and the related statements of operations for the three-month and six-month periods then ended and the performance report, all expressed in Brazilian reais, prepared in accordance with accounting practices adopted in Brazil under the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that have or might have had material effects on the financial position and results of operations of the Company and its subsidiary.

3. Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We had previously reviewed the Company and consolidated balance sheets as of June 30, 2004, presented for comparative purposes, and issued an unqualified special review report thereon, dated August 12, 2004. The Company and consolidated statements of operations for the three-month and nine-month periods ended September 30, 2003, presented for comparative purposes, were reviewed by other independent auditors whose special review report thereon, dated November 13, 2003, was unqualified.

5. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 12, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Marco Antonio Brandão Simurro
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

Subsidiaries/affiliates

COMPANY NAME
LIVRARIA E PAPELARIA SARAIVA S.A.

18.01 - STATEMENT OF OPERATIONS - AFFILIATES AND SUBSIDIARIES (In thousands of Brazilian reais)

Code	Description	07/01/2004 to 09/30/2004	01/01/2004 to 09/30/2004	07/01/2003 to 09/30/2003	01/01/2003 to 09/30/2003
3.01	Gross revenue from sales and/or services	57,724	186,466	53,000	169,636
3.02	Deductions from gross revenue	(8,854)	(27,492)	(5,743)	(17,596)
3.03	Net revenue from sales and/or services	48,870	158,794	47,257	152,040
3.04	Cost of goods and/or services sold	(29,625)	(99,213)	(29,003)	(94,997)
3.05	Gross income	19,245	59,761	18,254	57,043
3.06	Operating expense/revenue	(20,823)	(64,634)	(19,002)	(60,596)
3.06.01	Selling expenses	(15,233)	(48,081)	(13,934)	(44,231)
3.06.02	General and administrative expenses	(3,494)	(9,780)	(2,893)	(9,446)
3.06.02.01	Management fees	(230)	(851)	(374)	(1,122)
3.06.02.02	Others	(3,264)	(8,929)	(2,519)	(8,324)
3.06.03	Financial	(733)	(2,402)	(857)	(2,714)
3.06.03.01	Financial revenue	44	119	52	151
3.06.03.02	Financial expenses	(777)	(2,521)	(909)	(2,865)
3.06.04	Other operating revenue	292	699	289	672
3.06.05	Other operating expenses	(1,655)	(5,070)	(1,607)	(4,877)
3.06.05.01	Depreciation and amortization	(1,526)	(4,680)	(1,582)	(4,828)
3.06.05.02	Others	(129)	(390)	(25)	(49)
3.06.06	Equity in subsidiary's income	0	0	0	0
3.07	Operating income	(1,578)	(4,873)	(748)	(3,553)
3.08	Non-operating income	(15)	(10)	(34)	(186)
3.08.01	Revenue	0	0	0	0

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

18.01 -STATEMENT OF OPERATIONS - AFFILIATES/ SUBSIDIARIES (In thousands of reais)

Code	Description	07/01/2004 to 09/30/2004	01/01/2004 to 09/30/2004	07/01/2003 to 09/30/2003	01/01/2003 to 09/30/2003
3.08.02	Expenses	(15)	(10)	(34)	(186)
3.09	Earnings before taxes/interest	(1,593)	(4,883)	(782)	(3,739)
3.10	Provision for income tax and social cont.	0	0	0	0
3.11	Deferred income tax	502	1,590	243	1,232
3.12	Statutory interest/contributions	0	0	0	0
3.12.01	Interest	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of equity capital interest	0	0	0	0
3.15	Profit/loss for the period	(1,091)	(3,293)	(539)	(2,507)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	57,540	57,540	57,540	57,540
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.01896)	(0.05723)	(0.00937)	(0.04357)

18.02 - SUBSIDIARY COMMENT

See Comments on Consolidated Performance - 08/ITR.

01.01 - IDENTIFICATION

1 -CVM CODE	2 - COMPANY NAME	3 -Federal Corporate Taxpayers' Registration Number (CNPJ)
01047-2	SARAIVA S.A. LIVREIROS EDITORES	**60.500.139/0001-26**

SUMMARY

N1833*.*